Exhibit 99.2

LUFAX HOLDING LTD

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on April 12, 2023

Notice is hereby given that Lufax Holding Ltd, a Cayman Islands exempted company (the “Company”), will hold its Extraordinary General Meeting (the “EGM”) of shareholders at No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on April 12, 2023. The meeting will begin at 9:00 a.m. (local time).

Only shareholders registered in the Company’s register of members at the close of business on March 6, 2023 (Beijing time) (the “Record Date”) are entitled to receive notice of and vote at the EGM or any adjourned or postponed meeting thereof. At the EGM, the following resolutions will be considered, and if thought fit, passed:

1.

as a special resolution, THAT, conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Fifth Amended and Restated Memorandum of Association and the Eighth Amended and Restated Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum of Association and the Ninth Amended and Restated Articles of Association in the form as attached hereto as Appendix I.

2.

as an ordinary resolution, THAT, immediately effective upon the shareholders’ approval at the EGM(a) the Phase II Share Incentive Plan of the Company be terminated, to merge the award pool of the Phase II Share Incentive Plan of the Company with the award pool of the Phase I Share Incentive Plan of the Company, (b) the Phase I Share Incentive Plan of the Company be amended and restated, in substantially the form as attached hereto as Appendix II, to merge the award pool of the Phase II Share Incentive Plan of the Company with the award pool of the Phase I Share Incentive Plan of the Company and to comply with the applicable rules under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), and (c) the 2019 Performance Share Unit Plan of the Company be amended and restated, in substantially the form as attached hereto as Appendix III, to comply with the applicable rules under the Listing Rules.

3.	as an ordinary resolution, THAT, conditional on and with effect from the completion of the Company’s proposed listing on the Hong Kong Stock Exchange:

a.

subject to paragraph (c) below, a general unconditional mandate (the “Sale Mandate”) be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional ordinary shares of the Company (the “Ordinary Shares”) or securities convertible into Ordinary Shares, or options, warrants or similar rights to subscribe for Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Ordinary Shares or securities convertible into Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Ordinary Shares) that would or might require the exercise of such powers;

b.

the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

c.

the total number of Ordinary Shares allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to options or otherwise) by the directors of the Company in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Ordinary Shares or rights to acquire Ordinary Shares;

(iii)	the vesting of restricted shares, restricted share units and performance share units granted or to be granted pursuant to any share incentive plan of the Company;

(iv)

any issue of Ordinary Shares upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into Ordinary Shares;

(v)

any scrip dividend or similar arrangement providing for the allotment and issue of Ordinary Shares in lieu of the whole or part of a dividend on the shares of the Company in accordance with the articles of association of the Company; and

(vi)	a specific authority granted by the shareholders of the Company in a general meeting,

shall not exceed 20% of the total number of issued and outstanding Ordinary Shares immediately following the completion of the proposed listing on the Hong Kong Stock Exchange (without taking into account the Ordinary Shares which may be issued pursuant to any share option scheme or share incentive plan or upon any conversion of outstanding convertible notes issued by the Company) (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Ordinary Shares after the passing of this resolution) and the said mandate shall be limited accordingly.

d.	for the purposes of this resolution:

“Relevant Period” means the period from the completion of the Company’s proposed listing on the Hong Kong Stock Exchange until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in a general meeting.

“Rights Issue” means the allotment or issue of shares or other securities in the Company which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders (excluding for such purpose any shareholder who is resident in a place where such offer would or might be unlawful or impracticable to offer shares in such places without registration of the offering documents or compliance with any legal or regulatory requirements or special formalities in such place under the laws of that place) and, where appropriate, to the holders of other equity securities of the Company entitled to such offer by reference to a fixed record date and pro rata to their then holdings of shares or such other equity securities of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient (but in compliance with all relevant laws and regulations) in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

4.	as an ordinary resolution, THAT, conditional on and with effect from the completion of the Company’s proposed listing on the Hong Kong Stock Exchange:

a.

a general unconditional mandate (the “Repurchase Mandate”) be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose (including without limitation the American Depositary Shares (“ADSs”) representing Ordinary Shares), in accordance with all applicable laws and the requirements under the listing rules of the Hong Kong Stock Exchange or equivalent rules or regulations of any other stock exchange as amended from time to time), provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Ordinary Shares immediately following the completion of the proposed listing on the Hong Kong Stock Exchange (without taking into account the Ordinary Shares which may be issued pursuant to any share option scheme or share incentive plan or upon any conversion of outstanding convertible notes issued by the Company) (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Ordinary Shares after the passing of this resolution) and the said mandate shall be limited accordingly; and

b.	for the purposes of this resolution:

“Relevant Period” means the period from the completion of the Company’s proposed listing on the Hong Kong Stock Exchange until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in a general meeting.

c.

an explanatory statement providing information in relation to this general mandate, including information required pursuant to Rule 10.06(1)(b) of the Listing Rules is in the form as attached hereto as Appendix IV.

5.

as an ordinary resolution, THAT, subject to the passing of resolutions 3 and 4 above and conditional on and with effect from the completion of the Company’s proposed listing on the Hong Kong Stock Exchange, during the Relevant Period, the Sale Mandate be and is hereby extended by the addition to the total number of Ordinary Shares which may be allotted and issued or agreed to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the total number of the Ordinary Shares purchased by the Company pursuant to the Repurchase Mandate, provided that such extended amount shall not exceed 10% of the total number of issued and outstanding Ordinary Shares immediately following the completion of the Company’s proposed listing on the Hong Kong Stock Exchange (without taking into account the Ordinary Shares which may be issued pursuant to any share option scheme or share incentive plan or upon any conversion of outstanding convertible notes issued by the Company);

In addition, the meeting will transact any other business properly brought before the meeting.

Shareholders registered in the Company’s register of members at the close of business on the Record Date are cordially invited to attend the EGM in person. Your vote is important. Whether or not you expect to attend the EGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the EGM, to ensure your representation and the presence of a quorum at the EGM. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the EGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the EGM or later at the discretion of the chairman of the EGM.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH CITIBANK, N.A., THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM.

Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.lufaxholding.com/ or from SEC’s website at www.sec.gov, or by email to Investor_Relations@lu.com.

By Order of the Board of Directors,

/s/ Yong Suk Cho
Yong Suk Cho
Chairman of the Board of Directors

Shanghai, China

March 13, 2023

Appendix I

Sixth Amended and Restated Memorandum of Association and Ninth Amended and Restated Articles of Association

THE COMPANIES ACT

EXEMPTED COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Lufax Holding Ltd

陆金所控股有限公司

(Adopted by way of a special resolution of the shareholders passed on [•] and effective on [•])

1.	The name of the Company is Lufax Holding Ltd 陆金所控股有限公司.

2.	The registered office of the Company shall be at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

3.

Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.

Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.

The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.

The share capital of the Company is US$100,000 divided into 10,000,000,000 shares of US$0.00001 par value each, with power for the Company insofar as is permitted by applicable law and the Articles of Association, to redeem or purchase any of its shares and to increase or reduce the said capital and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Act (As Amended)

Company Limited by Shares

THE NINTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Lufax Holding Ltd

陆金所控股有限公司

(Adopted by way of a special resolution of the shareholders passed on [•] and effective on [•])

I N D E X

SUBJECT	Article No.
Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-10
Variation Of Rights	11-12
Shares	13-16
Share Certificates	17-22
Lien	23-25
Calls On Shares	26-34
Forfeiture Of Shares	35-43
Register Of Members	44-45
Record Dates	46
Transfer Of Shares	47-52
Transmission Of Shares	53-55
Untraceable Members	56
General Meetings	57-59
Notice Of General Meetings	60-61
Proceedings At General Meetings	62-66
Voting	67-78
Proxies	79-84
Corporations Acting By Representatives	85
Board Of Directors	87
Disqualification Of Directors	88
Executive Directors	89-90
Alternate Directors	91-94
Directors’ Fees And Expenses	95-97
Directors’ Interests	98-101
General Powers Of The Directors	102-107
Borrowing Powers	108-111
Proceedings Of The Directors	112-121
Officers	122-125
Register of Directors and Officers	126
Minutes	127
Seal	128
Authentication Of Documents	129
Destruction Of Documents	130
Dividends And Other Payments	131-140
Reserves	141
Capitalisation	142-143
Subscription Rights Reserve	144
Accounting Records	145-146
Audit	147-152
Notices	153-155
Signatures	156
Winding Up	157-158
Indemnity	159
Financial Year	160
Amendment To Memorandum and Articles of Association And Name of Company	161
Information	162
Exclusive Forum	163

TABLE A

1. The regulations in Table A in the First Schedule to the Companies Act (as amended) do not apply to the Company.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	The Companies Act (as amended) of the Cayman Islands.

“ADSs”	American depositary shares representing the Company’s ordinary shares.

“Audit Committee”	any audit committee of the Company as may be formed by the Board pursuant to Article 118 hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“Chairman of the Board”	has the meaning given in Article 122(2).

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Communication Facilities”	video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

“Company”	Lufax Holding Ltd 陆金所控股有限公司.

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the stock exchange on which the Company’s ADSs or any shares are listed for trading.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“electronic communication”	electronic posting to the Company’s website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“Electronic Transactions Act”	the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Exchange Act”	the Securities Exchange Act of 1934, as amended.

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“Memorandum of Association”	the memorandum of association of the Company, as amended from time to time.

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days’ Notice has been duly given, and includes a written resolution passed pursuant to Article 78A;

“Ordinary Share”	an ordinary share of par value $0.00001 each in the share capital of the Company having the rights set out in these Articles.

“paid up”	paid up or credited as paid up.

“person”	any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

“present”	in respect of any person, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“Register”	the principal register and where applicable, any branch register of Members to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“share”	a share in the capital of the Company, and includes an Ordinary Share. All references to “shares” herein shall be deemed to be shares of any or all classes as the context may require. For the avoidance of doubt in these Articles the expression “share” shall include a fraction of a share.

“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of the votes of such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution has been duly given, and includes a written resolution passed pursuant to Article 78A;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

“Statutes”	the Act and every other law of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“year”	a calendar year.

“Virtual Meeting”	any general meeting of the Members (or any meeting of the holders of any class of shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

(2) In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)

expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)

references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)	Section 8 and Section 19(3) of the Electronic Transactions Act shall not apply to these Articles to the extent they impose obligations or requirements in addition to those set out in these Articles.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into 10,000,000,000 shares of a par value of $0.00001 each.

(2) Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Act. The Company is hereby authorised to make payments in respect of the purchase of its shares out of capital or out of any other account or fund which can be authorised for this purpose in accordance with the Act.

(3) The Company may accept the surrender for no consideration of any fully paid share.

(4) No share shall be issued to bearer.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)

sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Company’s Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(d)

cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. Subject to the provisions of the Act, the rules of the Designated Stock Exchange and the Memorandum of Association and the Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 13 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9. Subject to the Act, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder, if so authorised by the Memorandum of Association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, if purchases are by tender, tenders shall comply with applicable laws.

10. Subject to Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the holders of shares shall, subject to these Articles:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare;

(c)

in the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally, be entitled to enjoy all of the rights attaching to shares.

VARIATION OF RIGHTS

11. Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)

the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class; and

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him.

12. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

13. (1) Subject to the Act, these Articles and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, and on the condition that no new class of shares with voting rights superior to those of Ordinary Shares will be created, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount.

(2) Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(3) Subject to the rules of the Designated Stock Exchange, the Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

14. Subject to the rules of the Designated Stock Exchange, the Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

15. Except as required by law and/or the rules of the Designated Stock Exchange, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

16. Subject to the Act, these Articles and the rules of the Designated Stock Exchange, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

17. Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

18. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

19. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines; provided however, the Company is not obligated to issue a share certificate to a Members unless the Member requests it from the Company.

20. Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

21. (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

24. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

25. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

26. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

27. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

28. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest in whole or in part.

30. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

31. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

32. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

33. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

34. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

35. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

36. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

37. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

38. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

39. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Board shall in its discretion so requires) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board shall determine. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

40. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

41. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

42. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

43. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

44. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

45. The Register and branch register of Members, as the case may be, shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board (which in any case shall not exceed the maximum amount as may from time to time be permitted by the Designated Stock Exchange), at the Office or Registration Office or such other place at which the Register is kept in accordance with the Act. The Register including any overseas or local or other branch register of Members may, after compliance with any notice requirement of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

46. For the purpose of determining the Members that are entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

In lieu of or apart from closing the Register, the Board may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

If the Register is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

TRANSFER OF SHARES

47. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

48. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

49. (1) The Board may, in its absolute discretion, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

50. Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)

the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

51. If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

52. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirements of the Designated Stock Exchange be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

53. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

54. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or the Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

55. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 76(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

56. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)

all cheques or warrants in respect of dividends of the shares in question, being not less than three (3) in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)

so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)

the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

57. The Company shall hold a general meeting in each financial year as its annual general meeting, to be held within six months (or such other period as may be permitted by the rules of the Designated Stock Exchange) after the end of such financial year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

58. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board.

59. A majority of the Board or the Chairman of the Board may call annual general meetings and extraordinary general meetings, which shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition and to add resolutions to a meeting agenda; and such meeting shall be held within two (2) months after the deposit of such requisition. If within sixty-one (61) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

NOTICE OF GENERAL MEETINGS

60. (1) An annual general meeting shall be called by not less than twenty-one (21) days’ Notice and any other general meeting (including an extraordinary general meeting) shall be called by not less than fourteen (14) days’ Notice in writing but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by two-thirds of the Members having the right to attend and vote at the meeting.

(2) The notice shall specify the place of the meeting (except in the case of a Virtual Meeting), the time of the meeting and the particulars of the resolutions to be considered at the meeting. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

61. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

62. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

63. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63A. If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

64. The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present entitled to vote shall elect one of their number to be chairman.

64A. The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(1) The chairman of the meeting shall be deemed to be present at the meeting; and

(2) If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other persons participating in the meeting, then the other Directors present at the meeting shall choose another Director present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is present at the meeting, or if all the Directors present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

65. The chairman may adjourn the meeting from time to time, from place(s) to place(s) and/or from one form to another (a physical meeting or a Virtual Meeting), but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place (except in the case of a Virtual Meeting) of the adjourned meeting and the particulars of the resolutions to be considered at the meeting as in the case of an original meeting. Where a meeting is adjourned for less than fourteen (14) days, at least two (2) clear days’ notice of the adjourned meeting shall be given specifying the time and place (except in the case of a Virtual Meeting) of the adjourned meeting and the particulars of the resolutions to be considered at the meeting as in the case of an original meeting.

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

67. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting (a) every Member present shall have the right to speak, (b) on a show of hands, every Member present shall have one vote and (c) on a poll every Member present shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. On a poll a Member entitled to more than one vote is under no obligation to cast all his votes in the same way. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll and shall have one vote on a show of hands. Where any shares or ADSs of the Company are listed on any Designated Stock Exchange, and any Member is required under the rules of the Designated Stock Exchange to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted. A resolution put to the vote of a meeting shall be decided on a poll save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the rules of the Designated Stock Exchange to be voted on by a show of hands.

68. Where a resolution is voted on by a show of hands as permitted under the rules of the Designated Stock Exchange, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

69. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time (being not later than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was taken) and place as the chairman directs.

71. [Reserved.]

72. On a poll vote may be given either personally or by proxy.

73. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

74. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

75. Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

76. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

77. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

78. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

78A. A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

PROXIES

79. Any Member entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the Member to speak at the meeting. Each Member, other than a clearing house or a central depository entity (or its nominee(s)), may only appoint one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

80. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

81. (1)The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy. If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to the proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings and purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2) The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

82. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

84. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

85. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present at any such meeting if a person so authorised is present thereat.

(2) If a clearing house or a central depository entity (or its nominee(s)), being a corporation, is a Member, it may, by resolution of its directors or other governing body or by power of attorney, authorise such persons as it thinks fit to act as its representatives at any meeting of the Company any meeting of any class of Members or any creditors meeting of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or a central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or a central depository entity (or its nominee(s)) including the right to speak and vote.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

86. [Reserved].

BOARD OF DIRECTORS

87. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting.

(2) Subject to the Articles and the Act, the Company may by ordinary resolution appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, who shall hold office only until the first annual general meeting of the Company after his appointment and shall be eligible for re-election.

(4) At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including every Independent Non-Executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

(5) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(6) A Director (including a managing Director or other executive Director) may be removed (with or without cause) by way of an ordinary resolution of the Members at any time before the expiration of his term of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(7) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(8) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

DISQUALIFICATION OF DIRECTORS

88. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law or the rules of the Designated Stock Exchange from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

89. The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

90. Notwithstanding Articles 95, 96 and 97, an executive director appointed to an office under Article 89 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

91. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director, he shall have a voting right for every Director for whom he has been appointed as an alternate.

92. An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

93. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

94. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ FEES AND EXPENSES

95. The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director.

96. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

97. The Board shall determine any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS’ INTERESTS

98. A Director may:

(a)

hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)

continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the rules of the Designated Stock Exchange, shall without the consent of the Audit Committee (if an Audit Committee has been formed by the Board pursuant to Article 118) take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

99. Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 100 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by the rules of the Designated Stock Exchange or under applicable laws, shall require the approval of the Audit Committee (if an Audit Committee has been formed by the Board pursuant to Article 118).

100. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

101. Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee (if an Audit Committee has been formed by the Board pursuant to Article 118) approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

102. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)

to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

103. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

104. The Board may by power of attorney appoint any company, firm or person, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

105. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

106. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

107. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

108. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

109. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

110. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

111. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

112. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

113. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

114. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Directors. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

115. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles as the quorum, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

116. The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

117. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

118. (1) The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

119. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

120. A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer if his appointer is for the time being not available or unable to act), except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board or committee of Directors, as the case may be, duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

121. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

OFFICERS

122. (1) The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman (“Chairman of the Board”) and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

123. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

124. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

125. A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

126. The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

127. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)

of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

128. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

129. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

130. (1) Subject to applicable laws, the Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)

any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)

copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

131. Subject to the Act, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

132. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

133. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)

all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

134. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

135. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

136. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

137. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

138. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

139. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

140. (1) Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)

that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)

the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)

the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)

that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)

the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)

the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)	The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)

The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Board may, or the Company may upon the recommendation of the Board by ordinary resolution, resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

141. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

142. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the basis that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

143. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

144. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1)

If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)

as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)

the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)

upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)

the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)

the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)

if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

145. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

146. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

AUDIT

147. The appointment of the Auditor shall require the approval of an ordinary resolution. The Company shall at every annual general meeting appoint the Auditor who shall hold office until the next annual general meeting. The removal of the Auditor before the expiration of his period of office shall require the approval of an ordinary resolution.

148. Subject to the Act the accounts of the Company shall be audited at least once in every year.

149. The remuneration of the Auditor shall be fixed by the Company at the annual general meeting at which they are appointed by ordinary resolution, or in the manner specified in such resolution.

150. [Reserved].

151. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

152. The Auditor shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or of the Members at any general meeting.

NOTICES

153. Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

154. Any Notice or other document:

(a)

if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)

if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)

if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d)	may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

155. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

156. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

157. (1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) Subject to the Act, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

158. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

159. (1) The Directors, Secretary and other officers for the time being of the Company (but not including the Auditor) and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and every one of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

FINANCIAL YEAR

160. Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

161. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

162. Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

EXCLUSIVE FORUM

163. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to the Company and without prejudice to Article 164, the Company, Members, the Directors, and the officers of the Company agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Company to the Company or the Members, (c) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of shares, securities, or guarantees, provided in consideration thereof, or (d) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

164. Notwithstanding Article 163, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any shares or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

Appendix II

Amended and Restated Phase I Share Incentive Plan

LUFAX HOLDING LTD陆金所控股有限公司

（一家在开曼群岛成立的有限公司）

一期股权激励方案

(经修订及重述)

一、	名词释义

除非另有说明，以下名词或简称在本方案中具有如下含义：

股东大会	指公司根据公司章程（不时修订）及适用法律（包括联交所上市规则）举行的股东大会

董事会	指公司董事会

董事	指公司的董事

管理人	指董事会或董事会为本方案管理与实施之目的而指定的任何董事、委员会或其他人

联交所	指香港联合交易所有限公司

联交所上市规则	指《香港联合交易所有限公司证券上市规则》

联系人	具有联交所上市规则下所规定的含义

纽交所	指纽约证券交易所

首次公开发售	指公司股票在2020年10月 30日于纽交所进行的首次公开发售及上市

股票	指(i)在首次公开发售前，公司的A类普通股股票；或(ii)在首次公开发售后，公司的股本中每股面值 0.00001美元的普通股

股票期权/期权	指授予激励对象在一定期限内以事先约定的价格和条件购买一定数量公司股票的权利

雇佣关系	指与公司及关联实体之间的劳动关系或聘用关系

高管	指首席执行官、总经理、副总经理、总经理助理、财务负责人等依据公司章程及董事会所时不时确定之人士

股票公允市场价值	指在任何日期，股票的如下价值：(i)存在股票公开市场的情形下，在决定日之前的最后一个市场交易日，董事会确定为股票主要市场的股票交易所每股的收盘价（或，如果该日没有报告收盘价，则为报告收盘价的最后一个交易日的收盘价）或 (ii)如果不存在如(i)所述的股票进行交易的市场，由董事会根据如下因素善意确定的价值：经董事会批准的一家合格评估师评估出来的股票每股价值

关联实体	指直接或间接控制公司或被公司直接或间接、通过股权或协议控制的任何实体，或直接或间接与公司受共同控制的任何实体

服务提供者	一直并持续向公司在其日常业务过程中提供有利其长远发展的服务的人士

激励对象	指按照本方案的规定有资格参与本方案的董事、高管、员工及服务提供者

竞争情形	激励对象发生任一如下情形：(i)激励对象成为公司或关联实体的任何竞争者的股东、董事、高管、员工、顾问、合伙人；或 (ii)激励对象进行任何可能赋予竞争者竞争优势的行为

公司	指Lufax Holding Ltd 陆金所控股有限公司（原名Wincon Investment Company Limited），一家根据开曼群岛法律依法注册并有效存续的企业

公司股东	指公司现有股东，不包括未来或有的投资人或根据公司任何股权激励方案（包括本方案）行权后的激励对象

股权激励方案/本方案/方案	指本《一期股权激励方案》

期权授予书	指向符合条件的激励对象出具的向其授予一定数量的期权的通知书

丧失劳动能力	指激励对象因工或非因工伤残或疾病，根据届时有效的法律法规且由有权机构根据法定标准出具的劳动能力鉴定结论，无法履行其职位应尽职责

授予	指根据本方案授予激励对象股票期权的行为

授予日	指向激励对象授予股票期权的日期

生效	指结合公司绩效、激励对象绩效达成情况，将一定数量期权从不可行权转变为可在约定时段内行权的管理动作

适用法律	与股票相关的任何适用法律的要求，以及与管理股票期权计划相关的任何适用法律的要求、任何相关股票交易所以及国家级市场体制的规则、以及向居住在任何管辖区的居民授予期权所适用的任何管辖区的法规

员工	指与公司或其关联实体存在雇佣关系的人员

行权	指激励对象在规定的期限内以事先确定的价格和条件购买公司股票的行为

行权价格	指向激励对象授予期权时由董事会确定的并在期权授予书中载明的激励对象购买股票的价格

可行权初始日	指激励对象根据本方案和董事会或管理人批准的关于期权行权的规定可以开始行权的日期

有效期	指从股票期权授予激励对象之日起至股票期权失效为止的时间段

二、	总则

1.	为吸引和保留人才，促进公司及关联实体长期可持续发展，实现公司股东价值的最大化，实现股东、公司、员工的共赢，董事会制订并委托管理人实施一期股权激励方案。

2.	符合条件的激励对象将被授予一定数额的期权，在符合特定条件和时点要求的情况下生效、行权，并最终由激励对象决定出售以兑现收益。

三、	期权的授予

1.

用于本股权激励方案的股票的最高合计数量为30,644,803 股股票（“本方案授权限额”），其中授予服务提供者的最高合计数量为12,000,000 股股票（“本方案服务提供者授权限额”）。用于本股权激励方案及公司其他股权激励方案授予期权或业绩股票单元可发行的股票最高合计数量为 45,644,803 股股票，占本股权激励方案批准日公司已发行的股本的3.98%，其中授予服务提供者的最高合计数量为15,000,000 股股票。

2.	董事会根据业务发展的需要，每年检视并决定是否授予期权。

3.	每批次期权授予方案的授予人群范围、授予对象、授予量，由董事会根据激励对象岗位和绩效表现确定。服务提供者包括为公司提供咨询顾问服务、业务合作服务的人员，董事会将根据服务性质、年期及公司的长远利益需要确定服务提供者的参与资格。

4.	每批次授予期权的行权价格由董事会组织估值且应遵守以下原则确定并在届时向激励对象出具的期权授予书中具体载明：

(1)	行权价格不应低于以下二者中的较高值：

a)	股票在授予日的股票公允市场价值；及

b)	股票面值。

(2)	在公司股票在联交所上市后，如授予的期权的行权价格以美元计价且行权后可购买公司美国存托股份，行权价格除满足前述第（ 1）点外，不应低于以下二者的较高值：

a)	公司美国存托股份在期权授予日在纽交所的每股收市价，该授予日需为纽交所营业日；及

b)	紧接授予日期前五个纽交所营业日，公司美国存托股份在纽交所的平均每股收市价。

(3)	在公司股票在联交所上市后，如授予的期权的行权价格以港币计价且行权后可购买公司股票，行权价格除满足前述第（ 1）点外，不应低于以下二者中的较高值：

a)	公司股票在期权授予日在联交所的每股收市价，该授予日需为联交所营业日；及

b)	紧接授予日期前五个联交所营业日，公司股票在联交所的平均每股收市价。

(4)	在遵守上市地上市交易规则和法律规定的前提下，董事会对行权价格有最终决定权。

5.	除非适用法律另有规定并获得董事会同意，激励对象在有效期内不得质押、转让或以任何其他方式处置期权；在违反方案规定处置期权之日及以后，期权持有人所持的全部期权（无论是否生效）将失效或作废。在不影响前述规定前提下，本方案对激励对象的继承人或受让人具有约束力。

6.	期权的授予、生效、行权等各个环节，均应符合并遵守本方案、董事会所做出的相关决议及适用法律的规定。期权的授予、生效、行权等事项如需取得具有管辖权的任何监管机构的批准、登记或备案，而非因公司、公司股东或关联实体的故意或重大疏忽未能获得所需的必要批准、登记或备案的，公司、公司股东以及关联实体不承担任何责任。

7.	董事会应根据本方案制定《一期股权激励关键条款及员工告知书（经修订及重述）》（ “告知书”），激励对象须签署并承诺遵守告知书方可获得期权授予资格。

8.	激励对象根据上市地上市交易规则或任何其他适用规则、规例或法律将被或可能被禁止从事证券买卖时，公司不得向任何激励对象作出授予，而即使公司向任何该等激励对象作出授予，其亦不得接受该等授予。

9.	公司股票在联交所上市后，期权的授予同时需遵守以下规定：

(1)	除非根据上市地上市交易规则的规定经股东大会批准，根据本方案及公司任何其他股权激励方案向激励对象授予之期权或业绩股票单元（ 不包括根据方案条款已失效的任何期权或业绩股票单元）于截至并包括授予日的十二个月期间内所发行或将发行予该激励对象的股份总数，不得超出公司已发行股份总数之 1%。

(2)	根据本方案向公司的董事、首席执行官及联席首席执行官或主要股东或其各自联系人授予期权之前，必须先取得公司的独立董事批准（任何获授期权的独立董事不计算在内）。

(3)	如向公司的独立董事、主要股东或其任何联系人授予期权会令有关人士获授期权当日止的 12个月期内所有获授予的期权及业绩股票单元（不包括根据计划条款已失效的期权或业绩股票单元）下所发行及将发行的股份合计超过已发行股份的 0.1%，则该期权的授予须按联交所上市规则所述方式经公司的股东于股东大会上批准。

(4)	如公司收回根据本方案向激励对象授予的期权，然后向该激励对象授予新期权：

a)	公司应根据本方案第三条第1款所述的本方案授权限额中的未使用额度向该激励对象授予新期权 ；及

b)	如该激励对象为服务提供者，除满足前述第a）点外， 公司应同时根据本方案第三条第1款所述的本方案服务提供者授权限额中的未使用额度向该激励对象授予 新期权。

计算本方案授权限额 （及本方案服务提供者授权限额）中的未使用额度时，上述已收回的期权应视为已使用。

(5)

公司在得悉内幕消息后不得授予期权，直至有关消息公布后之交易日为止（包括该日）；尤其是不得在以下较早日期之前一个月内授予期权： 1) 董事会为通过公司任何年度、半年度、季度及任何其他中期业绩举行的会议日期（即公司根据联交所上市规则最先通知联交所将举行的董事会会议日期）；及 2) 公司根据联交所上市规定公布年度或半年度业绩的限期，或公布季度或任何其他中期业绩的限期。 有关的限制截至公司公布业绩当日结束。公司延迟公布业绩的期间内亦不得授予期权。

四、	期权的生效

1.	除非董事会另行决定，原则上每批次授予的期权分4年生效。第一次生效日为授予之日起次年的相同日期（如无对应的相同日期，则为该日期的次日）。除按照本方案第四 2.条规定外，每年最高可生效该批次期权授予总量的25%。

2.	根据每年生效期权基数（即为该批次总授予量 /预计生效次数），董事会根据公司及个人绩效计算实际生效量：

(1)

董事会将每年确定公司及关联实体的经营目标，并在次年根据上年度经营目标达成情况，分别确定公司及各关联实体当年度期权生效系数，激励对象当期生效期权基数乘以相应的系数，即为激励对象当年度实际生效数量（ “当年实际生效额度”）。对于前三次生效，若当年度期权生效系数不满 100%，则未生效部分可顺延至下一年度生效时点（仅能顺延一次至当年度的次年，不可再顺延至第三年）判断可否生效：若 1）下一年度期权生效系数为100%，则该部分未生效期权可全部生效； 2）下一年度期权生效系数低于100%，则该部分未生效期权将全部作废。对于第四次生效，若该年度期权生效系数不满 100%，未生效部分将立即全部作废。

(2)	如果激励对象在最近一次的个人年度绩效排名为所在排名组的后 10%，则丧失当年度期权生效资格，相应的当年度可生效期权全部作废，公司也不予以其它任何补偿。

3.	尽管有上述规定，董事会可依其职权对于每批次期权的生效次数、生效量以及特殊生效规则做整体或个体另行规定。

五、	期权的行权

1.	除本方案另有规定外，激励对象每一批次获授期权的有效期为 10年，自授予日开始起算，超过有效期但尚未行权的期权将予以作废；董事会可视需要决定是否顺延有效期。

2.

除本方案及董事会另有规定或适用法律有要求 外，已生效的期权，激励对象自可行权初始日起至有效期结束前根据公司届时确定的行权流程 、方式及通知，提出行权申请，在经公司确认可行权数量、行权资质及合规条件等必要要素后，经公司届时指定的行权通道，发出行权指令予以行权。具体的行权流程 及方式由公司根据实际操作情况不时修订，并由董事会或其授权董事批准后发布并生效。 期权的可行权初始日不早于首次公开发售之后6个月；可行权初始日距离授予日最长不超过8年，具体的可行权初始日由董事会于适当时间通知激励对象。

3.	激励对象需要按授予时确定的并在期权授予书中载明的行权价格行权，并承担相应税费及外汇兑换等成本，如因激励对象的原因，包括但不限于个人资金不足及相关个人外汇问题等导致无法足额行权的，相关责任及损失由激励对象自行承担。

4.	激励对象行权时，应当根据相关法律法规的规定足额纳税，如届时需由公司或关联实体代扣代缴税负的，激励对象应予以配合。

5.	期权只能由激励对象本人及依据本方案确定的继承人行权。 激励对象根据本方案相关规定向公司或董事会确定的其他主体发出 行权通知书（公司将适时确定并提供行权通知书的格式）、 完全支付行权价格、依法 纳税，拟行权期权对应的公司 股票持有人直接或间接登记为该激励对象后，该等期权应为已行权。

6.	激励对象在公司股东名册上登记为公司股票持有人前，激励对象就本方案下的任何期权对应的股票无任何股东权益或权利。

7.	在激励对象因其本方案下期权行权而成为公司股票持有人后，激励对象应受公司章程和其他相关文件的约束并与其他普通股股东 享有同等权利（包括但不限于投票权、分红权、转让权及清算时的股东权利）。为避免疑 问，除本方案另有规定外，激励对象就已行权所持有的股票无任何优于其他同等级普通股股东的权利 。

8.

在适用法律允许及可操作的情形下，尽管有本方案第五条第 5款的规定，作为本方案列明的行权价格的支付方法和行权方式的替代方式，经董事会同意，激励对象可以通过承诺 “同时销售”来支付行权价格。换言之，激励对象不可撤销地选择行使其期权，并同时出售因行权购买的至少可以支付行权价格的数额的股票（且最多为因行权购买的全部股票），并且激励对象承诺在出售该等股票时，将行权价格的等额对价直接支付给公司，超过行权价格的销售收益应支付给激励对象。

9.	除非经过董事会同意或股权激励方案项下的股票因激励对象死亡而由其继承人继续持有的情况外，激励对象转让期权项下已行权所持有的股票应在二级市场公开进行，不应以其他方式转让股票（包括但不限于激励对象内部转让）。激励对象转让该等股票还应遵循上市地法律法规及交易所规则的规定（包括但不限于关于禁售期的规定）。

10.	期权的行权以及基于该行权的相应股票的发行与后续转让应当遵循所有适用的法律，否则基于该行权的股票不得发行与后续转让。

11.	董事会可依其职权，对每批次期权在可行权初始日后每年度可行权的最高比例做出整体或个体另行规定。

六、	期权的特殊处理

1.	激励对象与所任职公司或关联实体解除或终止雇佣关系时：

(1)	在公司首次公开发售之前以及完成首次公开发售半年内（即 2021年4月30日以前），无论何种原因与所任职公司或关联实体解除雇佣关系或雇佣关系到期终止（本条第 (2)、(3)项情形除外），激励对象所持有的所有期权（无论是否生效）将全部作废，公司不予以任何补偿；

在公司完成首次公开发售半年后（即 2021年4月30日及以后），无论因何种原因与所任职公司或关联实体解除雇佣关系或雇佣关系到期终止（本条第 (2)、(3)项情形除外），且无第六条第2款或第七条规定的情形的，激励对象所持有的已生效但未行权的期权将有 90个可行权日，未生效的期权即时作废；前述 “可行权日”为管理人通知该等激励对象其任何已生效期权可行权的任何日期；如果激励对象在该 90个可行权日不行权，则被视为主动放弃其所有期权，且公司将无偿收回该等期权；

(2)	如激励对象在公司服务满5 年以上且达到法定退休年龄而退休，或因工伤导致丧失劳动能力而提前退休 /离职/死亡的，且无第六条第2款或第七条规定的情形的，已授予的期权可由激励对象或其继承人继续持有，并按本方案的规定进行生效、行权及出售以兑现收益；

(3)	如激励对象非因工伤导致丧失劳动能力而提前退休 /离职/死亡的，且无第六条第2款或第七条规定的情形的，则所有已生效期权可由激励对象或继承人继续持有，并按本方案的规定进行生效、行权及出售以兑现收益；未生效的部分将全部作废，且公司不予以任何补偿。

2.	如激励对象于在职期间发生任何违规违纪行为，公司或董事会确定的其他主体有权根据实际情况，对该等激励对象所持有的期权进行适当处置，包括但不限于：

(1)	若该等激励对象尚未行权，公司或董事会确定的其他主体有权全部或部分撤销激励对象所持有的期权（无论是否生效），且不予以任何补偿；

(2)	若该等激励对象已行权，公司或董事会确定的其他主体有权（但无义务）在任何时候一次或多次以激励对象支付的行权价格或股票公允市场价值（由董事会批准）的较低者回购激励对象因行权获得的全部或部分股票或相关权利，回购股票的次数和数量由公司或董事会确定的其他主体自行决定。

3.	尽管有上述规定，董事会可依其职权对期权的特殊处理规则做出整体或个体另行规定。

七、	竞争情况处理

1.	如激励对象发生任何竞争情形：

(1)	如该激励对象于雇佣关系存续期间以及雇佣关系解除或终止后三年内，未获得其所任职公司或公司书面同意而发生任何竞争情形，则其持有的所有期权（无论是否生效）将作废，且不予以任何补偿；

(2)	在激励对象行权后，公司或董事会确定的其他主体有权（但无义务）在任何时候根据下述条款回购激励对象因行权获得的股票：在激励对象发生任何竞争情形后，公司或董事会确定的其他主体有权在任何时候一次或多次以激励对象支付的行权价格或股票公允市场价值（由董事会批准）的较低者回购激励对象因行权获得的全部或部分股票或相关权利，回购股票的次数和数量由公司或董事会确定的其他主体自行决定。

八、	相关事项

1.	除非适用法律另有规定并获得董事会同意，激励对象不得为他人代持 期权，否则激励对象所持有的全部期权（无论是否生效）将全部作废。

2.	本方案以及任何股权激励相关信息、文件为保密信息，未经董事会事先书面同意，激励对象不得向任何第三人披露。

3.	本方案解释权属于董事会。除本方案或公司股票上市地上市规则另有规定，董事会作出的任何诠释应为最终、决定性并对所有各方具有约束力。

4.	本方案的有效期为十年。

九、	本方案的管理机构及职责

1.	董事会负责确定方案的原则、框架，并由公司股东大会 最终审议批准方案。

2.

除本方案或公司股票上市地上市规则另有规定，董事会有权在任何情况下终止 /调整本方案（包括但不限于根据适用法律或公司发展需要对本方案做出修改），且有权而非义务自主确定替代方案，激励对象需无条件接受，但任何关于本方案条款的重大修订、对于联交所上市规则第 17.03条所列事项的相关条文所作的有利于激励对象的修订或对于董事或管理人修改本方案条款的权利的修订均需同时取得公司股东大会批准方可生效。如本股权激励方案被终止，激励对象在终止前已授予的期权仍可按原授予的条件生效及 /或行权。

3.	董事会可视情况将本方案实施的相关事项及部分职权授权给管理人执行。

4.	审批通过后，本方案应由董事会或管理人管理、执行。

5.	董事会有权根据需要决定将本方案项下的股票由董事会指定的符合资格的管理人托管或管理，有关托管或管理的具体安排由董事会决定。

6.	在本方案期限内，公司将保留一定数量的法定股本。该等股本的数量应当足以满足本方案的要求。

7.	若已向激励对象授予的期权首次授予时由公司的董事会、 提名及薪酬委员会、独立董事及／或股东 大会（视情况而定）批准，有关该授予的期权的条款其后如有任何修改，均亦须经公司的董事会、 提名及薪酬委员会、独立董事及／或股东 大会（视乎情况而定）批准。非若有关更改是根据 本方案的既有条款自动生效，则上述规定并不适用 。

8.

如公司发生资本化发行、股票分拆、合并、供股或削减股本，董事会有权调整本方案项下的期权和 /或股票的数量、价格等事项，以确保激励对象所占的股本比例（计至最接近的一股完整股份），与其于调整前应得者相同，但任何该调整不得导致公司股份以低于面值的价格发行。发行证券作为交易代价不会视为一种须作调整的情况。除进行资本化发行所作调整外，任何其他有关调整均须由独立财务顾问或公司的审计师以书面方式向董事确认有关调整符合前述的规定 。在符合公司上市地上市规则规定的情况下， 董事会的决定应为终局、有约束力。

十、	如适用法律变化或调整，董事会可以指定其他授予主体的期权来替换原授予的期权，具体方案由董事会决定，激励对象需无条件接受。

十一、 完整协议

本方案、期权授予书和告知书共同构成激励对象与公司就本方案所达成的完整协议且在完整性上取代公司和激励对象就本方案所达成的所有先前的承诺和协议。本方案、期权授予书和告知书（除非该等文件中明确规定）中任何规定不得视为旨在给予激励对象与公司之外的任何人任何权利或济助。

十二、 管辖法律

本方案、期权授予书和告知书受中国（不包括香港特别行政区、澳门特别行政区和台湾地区）法律管辖并依其解释。如本方案、期权授予书和告知书中任何条款被确定为非法或不可执行，该规定应在法律允许的最大范围内执行，且其他条款应继续有效、可执行。

十三、 争议解决

所有由本方案、期权授予书和告知书引起或与之有关的争议应提交上海国际经济贸易仲裁委员会，根据申请仲裁时该会有效的仲裁规则仲裁解决。仲裁裁决应为最终的并对双方具有约束力。仲裁地点应在上海。

十四、 标题

本方案、期权授予书和告知书中使用的标题应仅为方便而设，不得视为文件的一部分或影响文件的解释。

十五、 通知

本文件下要求的或允许的任何通知应以电子或书面形式做出。如以书面形式作出，则交付至公司记录中所示地址或不时更新的地址后视为有效送达。

English translation of Amended and Restated Phase I Share Incentive Plan for reference purpose only

LUFAX HOLDING LTD

(a limited company incorporated in the Cayman Islands)

Amended and Restated Phase I Share Incentive Plan

I.	Definitions and Interpretations

Unless otherwise stated, the terms or abbreviations used herein shall have the following meaning:

Shareholders’ Meeting	means the shareholders’ meetings held by the Company in accordance with its articles of association, as amended or supplemented from time to time, and Applicable Laws (including HKSE Listing Rules)

Board	means the board of Directors of the Company

Director	means the director of the Company

Administrator	means the Board or any Director, committee or any other person designated by the Board for the purpose of administration and implementation of this Plan

HKSE	means the Stock Exchange of Hong Kong Limited

HKSE Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Associate(s)	shall have the meaning ascribed to it in the HKSE Listing Rules

NYSE	means the New York Stock Exchange

Initial Public Offering	means the initial public offering and listing of the Shares of the Company on the NYSE on October 30, 2020

Share	means (i) the Class A ordinary share of the Company prior to the Initial Public Offering; or (ii) the ordinary share of the Company with a par value of US$0.00001 per share after the Initial Public Offering

Option	means the right granted to a Participant to purchase a certain number of Shares of the Company over a certain period at a predetermined price and subject to the predetermined terms and conditions

Employment Relationship	means the labor or employment relationship with the Company and the applicable Related Entity

Officer	means Chief Executive Officer, general manager, deputy general manager, assistant general manager, financial principal, and any other person determined in accordance with the relevant articles of association and by the Board from time to time

Fair Market Value of Shares	means, as of any date, the value of Shares determined as follows: (i) if there is any public market for the Shares, the closing price per Share quoted on the exchange determined by the Board as the principal market of the Shares on the last trading day immediately prior to the day of determination (or if no closing price is reported on such day, the closing price on the last trading day on which such closing price is reported) or (ii) if there is no public market of the Shares as referred in clause (i), the value determined by the Board in good faith on the basis of the following factor: value per Share appraised by a qualified appraiser approved by the Board

Related Entity	means any entity directly or indirectly controlling the Company, controlled by the Company directly or indirectly through shares or agreements, or directly or indirectly under common control with the Company

Service Provider	means any person who provides services to the Company on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Company

Participant	means any of the Company’s Directors, Officers, Employees and Service Providers who is eligible to participate in the Plan in accordance with the terms provided herein

Competition Event	a Competition Event occurs if any Participant (i) becomes shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entity; or (ii) engages in any act that may bring competitive advantages to such competitor

Company	means Lufax Holding Ltd (formerly known as Wincon Investment Company Limited), a company incorporated and validly existing under the laws of the Cayman Islands

Shareholder of the Company	means existing shareholder of the Company, excluding any potential investor of the Company or any Participant who exercises their awards pursuant to any share incentive plan of the Company (including this Plan)

This Plan	means this Amended and Restated Phase I Share Incentive Plan

Option Grant Notice	means the notice given to the eligible Participants to grant a certain number of Options to such Participants

Disability	means the inability of any Participant to perform his/her duties due to work-related or non-work-related disability or illness as provided under laws and regulations then in effect, and evidenced by conclusion issued by the competent authority based on applicable legal standards

Grant	means the act of granting the Option to the Participant under this Plan

Grant Date	means the date on which the Option is granted to the Participant

Vest	means an act of administration through which a certain number of Options that are non-exercisable become exercisable within the agreed timeframe in consideration of the Company’s performance and the achievement of the Participant

Applicable Laws	means requirements of any applicable laws related to the Shares, requirements of any applicable laws related to the administration of the share incentive plan, rules of any relevant stock exchange and national market mechanism, and laws and regulations of any jurisdiction that are applicable to the grant of Option to residents residing in any jurisdiction

Employee	means any person who maintains Employment Relationship with the Company or its Related Entity

Exercise	means the Participant’s purchasing the Shares of the Company at a predetermined price and subject to the predetermined terms and conditions within the specified period

Exercise Price	means the price for the Participant to purchase the Shares, which is predetermined by the Board at time of granting the Option to the Participant and specified in the Option Grant Notice

Initial Date of Exercise	means the date on which the Participant is entitled to exercise the vested Options pursuant to this Plan and any other provisions regarding the exercise approved by the Board or Administrator

Term	means the period of time commencing from the date on which the Option is granted to the Participant and ending on the date on which such Option lapses

II.	General Provisions

1.

This Phase I Share Incentive Plan, prepared by the Board, is to be implemented by the Administrator as authorized by the Board to attract and retain talents, promote long-term sustainable development of the Company and its Related Entities, provide maximum value to the Company’s shareholders, and achieve common benefit for shareholders, the Company and Employees.

2.

Eligible Participants will be granted a certain number of Options which would be vestable and exercisable by the Participant subject to certain conditions and time requirements, and then cashable by sale of such vested and exercised Options at the discretion of such Participant.

III.	Grant of Option

1.

The maximum aggregate number of Shares that may be issued under this Plan shall be 30,644,803 Shares (“Mandate Limit of this Plan”), among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 12,000,000 Shares (“Service Provider Mandate Limit of this Plan”). The maximum aggregate number of Shares issuable by exercise of Options or performance share units under this Plan and any other equity incentive plan of the Company shall be 45,644,803 Shares, representing 3.98% of the issued share capital of the Company as of the date on which this Plan is approved, among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 15,000,000 Shares.

2.	The Board shall review and decide whether or not to grant Options each year based on the need of business development.

3.

The scope of the grantees, Participants, and amount of Option granted hereunder shall be determined by the Board based on the position and performance of the Participants. Service Providers shall include those who provide consultancy service and business cooperation service to the Company; the Board shall determine the eligibility of Service Providers to participate in the Plan based on the nature and term of their service and the long-term interests of the Company.

4.

The Exercise Price of the Option granted hereunder shall be evaluated with arrangement by the Board in line with the following principles, and shall be specified in the Option Grant Notice then issued to the Participants:

(1)	The Exercise Price of Option shall not be lower than the higher of the following:

a)	the Fair Market Value of Shares on the Grant Date; and

b)	the par value of the Share.

(2)

After the shares of the Company are listed on the HKSE, if the Exercise Price of any Option granted hereunder is denominated in US dollars and Participants may purchase American Depository Shares of the Company upon exercise of such Option, subject to compliance with Section 4(1), the Exercise Price of Option shall not be lower than the higher of the following:

a)	the closing price per American Depositary Share of the Company on the NYSE on the Grant Date, which shall be a NYSE business day; and

b)	the average closing price per American Depositary Share of the Company on the NYSE for the five NYSE Business Days immediately preceding the Grant Date.

(3)

After the Shares of the Company are listed on the HKSE, if the Exercise Price of Option granted hereunder is denominated in Hong Kong dollars and Participants may purchase Shares of the Company upon exercise of such Option, subject to compliance with Section 4(1), the Exercise Price of Option shall not be lower than the higher of the following:

a)	the closing price per Share of the Company on the HKSE on the Grant Date, which shall be a HKSE business day; and

b)	the average closing price per Share of the Company on the HKSE for the five HKSE Business Days immediately preceding the Grant Date.

(4)	Subject to the listing rules of the exchange and laws of the jurisdiction where the Company is listed, the Board is entitled to ultimately decide on the Exercise Price of the Option.

5.

Unless otherwise provided by Applicable Laws and agreed by the Board, the Participant shall not pledge, transfer or dispose of the Options in any other way during the Term, and failure to do so shall make all of the Options held by such Participant (vested or not) lapse or be forfeited upon such disposal. Without affecting the forgoing, this Plan shall be binding on the successor or assignee of any Participant.

6.

The Granting, vesting, exercise and any other matter regarding the Option shall comply with this Plan, relevant resolutions adopted by the Board and provisions of Applicable Laws. The Company, Shareholders of the Company and Related Entities shall not be held liable for failure to obtain the necessary approval, registration or filing for Grant, vesting, exercise and any other matter regarding the Option from any competent regulator, other than due to intentional or gross negligence on the part of the Company, Shareholders of the Company or Related Entities.

7.

The Board shall prepare the Key Terms of Phase I Share Incentive Plan and the Notice to Employees (Amended and Restated) (the “Notice Letter”), and no Participant shall be eligible to be granted any Option unless such Participant signs and undertakes to comply with the Notice Letter.

8.

If any Participant is or could be prohibited from trading securities under the listing and trading rules of the jurisdiction where the Company is listed or any other applicable rules, regulations or laws, the Company shall not make any grant to such Participant, and such Participant shall not accept any grant even if such grant is made by the Company.

9.	After the Shares of the Company are listed on the HKSE, the Grant shall also comply to the following provisions：

(1)

Where any grant of Options or performance share units (the “PSUs”) to a Participant would result in the Shares issued and to be issued in respect of all Options or PSUs granted to such person (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) in the 12-month period up to and including the Grant Date representing in aggregate over 1% of the total Shares in issue, such Grant must be separately approved by Shareholders’ Meeting in accordance with the listing and trading rules of the jurisdiction where the Company is listed.

(2)

Any Grant to a Director, Chief Executive Officer, Co-Chief Executive Officer or substantial shareholder of the Company, or any of their respective Associates, under a scheme of the Company must be approved by the independent non-executive Directors of the Company (excluding any independent Director who is the grantee of the Options).

(3)

Where any Grant to a Director (other than an independent Director), Chief Executive Officer or Co-Chief Executive Officer of the Company, or any of their Associates would result in the shares issued and to be issued in respect of all Options and PSUs granted (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) to such person in the 12-month period up to and including the Grant Date, representing in aggregate over 0.1% of the total Shares in issue, such further Grant must be approved by the Shareholders’ Meeting in the manner set out in the HKSE Listing Rules.

(4)	Where the Company cancels any Option granted to a Participant under this Plan and makes a new Grant to the same Participant under this Plan:

a)	The Company shall grant new Options to such Participant within the limit then available for use under the Mandate Limit of this Plan set forth in Section 3.1 hereof ; and

b)

If such Participant is a Service Provider, subject to compliance with Section 9(4)(a) above, the Company shall grant new Option to such Participant within the available Service Provider Mandate Limit of this Plan as set forth in Section 3.1 hereof.

The Options cancelled will be regarded as utilized for the purpose of calculating the available Mandate Limit of this Plan (and the Service Provider Mandate Limit of this Plan).

(5)

No Option shall be granted by the Company upon its knowledge of any insider information until and including the trading date after announcement of such information; specifically, no Option shall be granted within one month prior to the earlier of the following: 1) The date of meeting of the Board to adopt any annual, semi-annual, quarterly and any other interim performance of the Company (which is the date of such meeting firstly notified by the Company to the HKSE under the HKSE Listing Rules); and 2) Any period of time required for the announcement of annual, semi-annual, quarterly or any other interim performance by the Company under the HKSE Listing Rules. Any timing restriction shall end on the date of the announcement of the Company’s performance. No Option shall be granted during any delay of announcement of Company’s performance.

IV.	Vesting of Option

1.

Unless otherwise determined by the Board, the Option granted hereunder in each installment shall be vested over a period of 4 years, with the first vesting date being the first anniversary of the applicable Grant Date (or the next day if there is no such anniversary). Unless otherwise provided under Section 4(2), the maximum amount of Options that are vestable in each year shall be 25% of the total Options granted in such installment.

2.

The Board shall calculate the number of vestable Options with consideration of the performance of the Company and Participants based on the number of annual vestable Options (which is equal to the total Options granted in the applicable installment divided by expected times of vesting):

(1)

The Board will determine annual operating targets of the Company and the Related Entities, the fulfillment of which shall be used to determine the Option vesting ratio of the Company and the Related Entity respectively in the following year, and the annual vesting amount of any Participant shall be the number of vestable Options of such Participant for the applicable year multiplied by the corresponding vesting ratio (“Annual Vested Amount”). For the first three years over a four-year-period during which the Option granted hereunder is vestable, if the Option vesting ratio for any of such three years is less than 100%, the portion of unvested Option in such year may be transferred to the next year (which transfer shall be one-off and only to the immediately next year) and, if the Option vesting ratio for the next year is (i) 100%, all of such unvested Option shall be vested; or (ii) less than 100%, all of such unvested Option shall be forfeited. If the Option vesting ratio for the 4th vestable year is less than 100%, all of the unvested Option shall be forfeited with immediate effect.

(2)

Any participant whose performance is among the bottom 10% in the latest annual performance review shall be disqualified from vesting his/her Option for the applicable year, and his/her vestable Option for such year shall be forfeited without any compensation from the Company.

3.	Notwithstanding the foregoing, the Board may within its authority separately provide for the frequency, amount and special rules of the vesting of each installment of Options in whole or individually.

V.	Exercise of Option

1.

Unless otherwise provided in this Plan, the Term of each installment of Option granted hereunder shall be 10 years from the Grant Date, and the Options that are not exercised during the Term shall be forfeited. The Board shall have the discretion to extend the Term if necessary.

2.

Unless otherwise specified under this Plan and by the Board, or required by Applicable Laws, the Participant shall, from the Initial Date of Exercise to the end of the Term, make an exercise application in accordance with the exercise process, method and notice determined by the Company at the time, and after the necessary elements such as the exercisable number, exercise qualification and compliance conditions are confirmed by the Company, it shall be exercised in accordance with an exercise instruction duly delivered by or on behalf of the Company. The specific exercise procedures and methods may be amended by the Company from time to time based on circumstances with effect upon approval by the Board or its authorized director. The Initial Date of Exercise shall be duly notified to the Participants by the Board, provided that such date shall be no earlier than 6 months after the date of the Initial Public Offering or later than 8 years after the Grant Date.

3.

The Participant shall exercise the Option at Exercise Price determined at the time of grant and stated in the Option Grant Notice, and shall bear corresponding taxes, foreign exchange and other costs. If, for any reason attributable to the Participant, including but not limited to insufficient funding and foreign exchange issue, the Participant fails to exercise the Options in full, such Participant shall bear the liabilities and losses arising therefrom.

4.

When exercising the Option, the Participant shall pay taxes in full in accordance with Applicable Laws and regulations. If the Company or any of the Related Entities is required to withhold any tax, the Participant shall cooperate with the Company or the applicable Related Entities.

5.

The Option may only be exercised by the Participant and his/her successor determined hereunder. An Option shall have been exercised if the Participant issues exercise notice to the Company or other entities determined by the Board under this Plan (the Company shall properly determine and provide the form of such exercise notice), fully pays the Exercise Price and taxes required by laws, and is registered directly or indirectly as the holder of the Shares issuable upon his/her exercise of underlying the Option.

6.

No Participant shall be entitled to any shareholder’s rights or interests attached to any Share issuable upon his/her exercise of the underlying Option unless and until such Participant is duly registered in the register of shareholders of the Company.

7.

After a Participant becomes a shareholder of the Company upon exercise of his/her Option hereunder, such Participant shall be bound by the articles of association and other relevant documents of the Company and shall rank pari passu with other holders of ordinary shares of the Company (including but not limited to voting right, dividend right, transfer right and shareholders’ rights upon liquidation). For the avoidance of any doubt, unless otherwise provided hereunder, the Participant shall not be entitled to any right preferable to any other holder of ordinary shares of the same class.

8.

To the extent permitted by the Applicable Laws and that it is feasible, notwithstanding Section 5(5) hereunder, as an alternative to the payment of Exercise Price under this Plan, subject to the consent of the Board, the Participant may pay the Exercise Price by way of commitment of simultaneous sale, which by the Participant will irrevocably exercise his/her Options and simultaneously sell up to all of the Shares that can be acquired by such Participant from such exercise to pay for the Exercise Price to the Company directly, and any excessive amount from such sale proceeds over the Exercise Price shall be paid to the Participant.

9.

Unless otherwise approved by the Board or the Shares hereunder are held by the successor of the Participant due to his/her death, no transfer (including but not limited to transfer among Participants) of any Share acquired upon exercise of the Option hereunder by the Participant shall be made unless by transaction on the secondary market. Any such transfer by the Participant shall also be in compliance with the laws and regulations of the place where the Shares are listed and the rules of the applicable exchange (including but not limited to lock-up requirements).

10.

The exercise of the Option, issuance and transfer of the Shares issuable upon such Exercise shall comply with all the Applicable Laws, and failure to do so shall make the Shares issuable upon such exercise un-issuable and un-transferrable.

11.	The Board may within its authority separately provide for the maximum number of Options exercisable each year after the Initial Date of Exercise, either as a whole or individually.

VI.	Special Treatment of Option

1.	If a Participant terminates or ends his/her Employment Relationship with the Company or the applicable Related Entities:

(1)

if the Employment Relationship is terminated or expires prior to the Initial Public Offering of the Company and within six months after the Initial Public Offering (i.e. before April 30, 2021) (except for the circumstances described under Section 6(2) and 6(3)) for any reason, all the Options held by such Participant (whether vested or not) shall be forfeited without any compensation from the Company.

if the Employment Relationship is terminated or expires after six months following the Initial Public Offering (i.e. on or after April 30, 2021) (except for the circumstances described under Section 6(2) and 6(3)), and there is no circumstance set forth under Section 6(2) or Article VII, the Participant shall have 90 exercisable days for all vested but unexercised Options held by such Participant, and any unvested Options shall be forfeited immediately; the foregoing “exercisable day” means any date on which the Administrator notifies the Participant that any of his/her vested Options become exercisable; if the Options are not exercised within such 90 exercisable days, the Participant shall be deemed to have surrendered all of his/her Options for forfeiture by the Company without compensation.

(2)

if any Participant retires at mandatory retirement age after more than 5 years of service in the Company, or if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any Option granted to such Participant may be continuingly held by such Participant or his/her successor, and will be vestable, exercisable and sellable for proceeds by such Participant or his/her successor pursuant to this Plan.

(3)

if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any vested Option of such Participant may be continuingly held by such Participant or his/her successor and will be vestable, exercisable and sellable for proceeds by such Participant or his/her successor pursuant to this Plan; and any unvested Options of such Participant shall be forfeited by the Company without compensation.

2.

In case of any breaching act of by any Participant during his/her employment, the Company or any other entity determined by the Board shall have the right to properly dispose of the Options held by such Participant based on the circumstances, including but not limited to:

(1)

if the Options of such Participant have not been exercised, the Company or any other entity determined by the Board shall have the right to forfeit all or any part of such Options (whether vested or not) without any compensation.

(2)

if the Options of such Participant have been exercised, the Company or any other entity determined by the Board shall have the right (but no obligation) to repurchase all or any part of the Shares or rights relating thereto acquired by such Participant upon exercise of such Options for one or more than one times at a price equal to the lower of the Exercise Price paid by such Participant (if applicable) or the Fair Market Value of Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board.

(3)	Notwithstanding the foregoing, the Board may within its authority provide separately for the specific treatment rules of the Options in whole or separately.

VII.	Competition Event

1.	Upon engagement in any Competition Event by any Participant:

(1)

All Options (whether vested or not) held by such Participant shall be forfeited without any compensation if his/her engagement in the applicable Competition Event occurs prior to termination or expiry of his/her the employment or within 3 years thereafter without written consent of the Company.

(2)

If such Participant has exercised his/her Option, the Company or any other entity determined by the Board shall have the right (but no obligation) to repurchase the Shares acquired by the Participant from such Exercise as follows: upon occurrence of Competition Event by such Participant, the Company or any other entity determined by the Board shall have the right to repurchase all or any part of the Shares or rights relating thereto acquired by such Participant upon exercise of such Options for one or more than one times at a price equal to the lower of the Exercise Price paid by such Participant or the Fair Market Value of Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board .

VIII.	Other Matters

1.

Unless otherwise required by Applicable Laws and with the consent of the Board, no Participant shall hold any Option on behalf of any other person, and failure to do so shall make all the Options held by such Participant (whether vested or not) forfeited.

2.	This Plan and any information and documents relating to the Option shall be confidential and may not be disclosed by any Participant to any third party without the prior written consent of the Board.

3.

The Board is entitled to interpret this Plan. Unless otherwise provided herein or under the listing rules of the exchange where the Company’s Shares are listed, any interpretation made by the Board shall be final, conclusive and binding on all parties.

4.	The Term of this Plan is ten years.

IX.	Administrator and its Duties

1.	The Board is responsible to define principles and framework of this Plan, which shall be finalized upon consideration and approval at the Shareholders’ Meeting.

2.

Unless otherwise provided under this Plan or the listing rules of the exchange where the Company’s shares are listed, the Board shall have the right to terminate or adjust this Plan (including and not limited to amending this Plan as required by Applicable Laws or for the development of the Company), and shall have the right, but no obligation, to determine an alternative plan at its sole discretion for unconditional acceptance by the Participant; provided, however, that any material amendment to the terms of this Plan, or any amendment to the provisions relating to the matters set forth in Section 17.03 of the HKSE Listing Rules in favor of the Participants, or any amendment to the right of the Directors or the Administrator to amend the terms of this Plan shall not be effective without approval from the Shareholders’ Meeting. If this Plan is terminated, the Options granted to the Participants prior to such termination will continue to be vestable and/or exercisable pursuant to the original granting terms.

3.	The Board may at its discretion authorize the Administrator with certain powers to transact any business relating to this Plan.

4.	Subject to its approval, this Plan shall be administered and implemented by the Board or the Administrator.

5.

The Board has the right to cause the Shares to be under escrow and administration by qualified Administrator appointed by the Board, and the arrangement relating to such escrow or administration shall be decided by the Board.

6.	During the Term of this Plan, the Company shall reserve authorized share capital at an amount sufficient to satisfy applicable requirements under this Plan.

7.

If the initial grant of any Option to any Participant is approved by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be), any subsequent amendment to the terms of such grant shall be also subject to the approval by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be). The foregoing shall not apply to any amendment which does not become effective automatically hereunder.

8.

In the event of any capitalization issue, sub-division or consolidation of shares, rights issue or reduction of share capital of the Company, the Board shall have the right to adjust the number and price of the Options and/or Shares under this Plan to ensure that each Participant receive the same percentage of share capital (rounded to the nearest whole share) as they were entitled immediately prior to such adjustment, provided that no such adjustments may be made to the extent that a Share would be issued at less than its par value. The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment. In respect of any such adjustments, other than any made on a capitalization issue, an independent financial adviser or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the aforesaid provisions. Subject to the listing rules and laws of the jurisdiction where the Shares of the Company are listed, the Board’s decision shall be final and binding.

X.

In the event of any change or adjustment to the Applicable Laws, the Board may replace any granted Option with the option of any other granting entity determined by the Board at its discretion for unconditional acceptance by the applicable Participant.

XI.	Entire Agreement

This Plan, the Option Grant Notice and the Notice Letter shall together constitute entire agreements between the Participants and the Company with respect to this Plan and supersede all prior undertakings and agreements between the Company and the Participants with respect to this Plan in their entirety. Nothing in this Plan, the Option Grant Notice and the Notice Letter (unless otherwise expressly provided therein) shall be deemed to be intended to grant any rights or remedies to any person other than the Participants and the Company.

XII.	Governing Law

This Plan, the Option Grant Notice and the Notice Letter shall be governed by and construed in accordance with the laws of the People’s Republic of China (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan). If any provision of this Plan, the Option Grant Notice and the Notice Letter is held invalid or unenforceable, such provision shall be enforced to the fullest extent permitted by law, and the remaining provisions hereof and thereof shall continue to be valid and enforceable.

XIII.	Dispute Resolution

Any dispute arising from or in connection with this Plan, the Option Grant Notice and the Notice Letter shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time of submission. The arbitral award shall be final and binding upon all of the Parties. The arbitration place shall be Shanghai.

XIV.	Headings

The headings used in this Plan, the Option Grant Notice and the Notice Letter shall be for convenience only and not be deemed to be part or affect interpretation of this Plan, the Option Grant Notice and the Notice Letter.

XV.	Notice

Any notice required or permitted hereunder shall be made electronically or in writing and, if in writing, be duly given upon delivery to the address of record of the Company or its update from time to time.

Appendix III

Amended and Restated 2019 Performance Share Unit Plan

LUFAX HOLDING LTD

陆金所控股有限公司

（一家在开曼群岛成立的有限公司）

业绩股票单元方案

（经修订及重述）

一、	名词释义

除非另有说明，以下名词或简称在本方案中具有如下含义：

股东大会	指公司根据公司章程（不时修订）及适用法律（包括联交所上市规则）举行的股东大会

董事会	指公司董事会

董事	指公司的董事

管理人	指董事会或董事会为本方案管理与实施之目的而指定的任何董事、委员会或其他人

联交所	指香港联合交易所有限公司

联交所上市规则	指《香港联合交易所有限公司证券上市规则》

联系人	具有联交所上市规则下所规定的含义

纽交所	指纽约证券交易所

首次公开发售	指公司股票在2020年10月 30日于纽交所进行的首次公开发售及上市

股票	指(i)在首次公开发售前，公司的A类普通股股票；或(ii)在首次公开发售后，公司的股本中每股面值 0.00001美元的普通股

业绩股票单元	指授予激励对象在达成既定目标的前提下, 在一定期限内获得一定数量公司股票的权利

雇佣关系	指与公司及关联实体之间的劳动关系或聘用关系

高管	指首席执行官、总经理、副总经理、总经理助理、财务负责人等依据公司章程及董事会所时不时确定之人士

股票公允市场价值	指在任何日期，公司股票的如下价值：（i）存在股票公开市场的情形下，在决定日之前的最后一个市场交易日，董事会确定为股票主要市场的股票交易所每股对应的收盘价（或，如果该日没有报告收盘价，则为报告收盘价的最后一个交易日的收盘价）或（ ii）如果不存在如（i）所述的股票进行交易的市场，由董事会根据如下因素善意确定的价值：经董事会或管理人批准的一家合格评估师评估出来的股票每股价值

关联实体	指直接或间接控制公司或被公司直接或间接、通过股权或协议控制的任何实体，或直接或间接与公司受共同控制的任何实体

服务提供者	一直并持续向公司在其日常业务过程中提供有利其长远发展的服务的人士

激励对象	指按照本方案的规定有资格参与本方案的董事、高管、员工及服务提供者

竞争情形	指激励对象发生任一如下情形：(i)激励对象成为公司或关联实体的任何竞争者的股东、董事、高管、员工、顾问、合伙人；或 (ii)激励对象进行任何可能赋予竞争者竞争优势的行为

公司	指 Lufax Holding Ltd 陆金所控股有限公司（原名 Wincon Investment Company Limited），一家根据开曼群岛法律依法注册并有效存续的企业

公司股东	指公司现有股东，不包括未来或有的投资人或根据公司任何股权激励方案（包括本方案）被登记在公司股东名册的激励对象

业绩股票单元方案/本方案/方案	指本《业绩股票单元方案》

授予书	指向符合条件的激励对象出具的向其授予一定数量的业绩股票单元的通知书
丧失劳动能力	指激励对象因工或非因工伤残或疾病，根据届时有效的法律法规且由有权机构根据法定标准出具的劳动能力鉴定结论，无法履行其职位应尽职责
授予	指根据本方案授予激励对象业绩股票单元的行为
授予日	指向激励对象授予业绩股票单元的日期
解锁	指结合公司业绩表现、股价增长、激励对象绩效达成情况，将一定数量业绩股票单元从不可归属转变为可在约定时段内归属的管理动作
适用法律	指与股票相关的任何适用法律的要求，以及与管理业绩股票单元方案相关的任何适用法律的要求、任何相关股票交易所以及国家级市场体制的规则、以及向居住在任何管辖区的居民授予业绩股票单元所适用的任何管辖区的法规
员工	指与公司或其关联实体存在雇佣关系的人员
归属	指业绩股票单元在规定的期限内按本方案规定的情形归属，于归属后业绩股票单元项下的股票在符合适用法规的情况下将由公司决定直接或以其他形式间接登记在激励对象名下
可归属初始日	指业绩股票单元根据本方案和董事会或管理人关于归属的规定可以开始归属的日期
有效期	指从业绩股票单元授予激励对象之日起至业绩股票单元失效为止的时间段

二、	总则

1.	为吸引和保留人才，促进公司及关联实体长期可持续发展，实现公司股东价值的最大化，实现股东、公司、员工的共赢，董事会制订并委托管理人实施本方案。

2.	符合条件的激励对象将被授予一定数额的业绩股票单元，在符合特定条件和时点要求的情况下解锁、归属，并最终由激励对象决定出售以兑现收益。

三、	业绩股票单元的授予

1.

用于本方案的股票的最高合计数量为 15,000,000股股票（“本方案授权限额”），其中授予服务提供者的最高合计数量为3,000,000股股票（“本方案服务提供者授权限额”）。用于本业绩股票单元方案及公司其他股权激励方案授予期权或业绩股票单元可发行的股票最高合计数量为 45,644,803股股票，占本业绩股票单元方案批准日公司已发行的股本的 3.98%，其中授予服务提供者的最高合计数量为15,000,000股股票。

2.	董事会根据业务发展的需要，每年检视并决定是否授予业绩股票单元。

3.	每批次业绩股票单元授予方案的授予人群范围、授予对象、授予量，由董事会或管理人根据激励对象岗位和绩效表现确定。服务提供者包括为公司提供咨询顾问服务、业务合作服务的人员，董事会将根据服务性质、年期及公司的长远利益需要确定服务提供者的参与资格。

4.	除非适用法律另有规定并获得董事会同意，激励对象在有效期内不得质押、转让或以任何其他方式处置业绩股票单元；在违反方案规定处置业绩股票单元之日及以后，业绩股票单元持有人所持的全部未归属的业绩股票单元（无论是否解锁）将失效或作废。在不影响前述规定前提下，本方案对激励对象的继承人或受让人具有约束力。

5.	业绩股票单元的授予、解锁、归属及其后等各个环节，均应符合并遵守本方案、董事会所做出的相关决议及适用法律的规定。业绩股票单元的授予、解锁、归属及其后等事项如需取得具有管辖权的任何监管机构的批准、登记或备案，而非因公司、公司股东或关联实体的故意或重大疏忽未能获得所需的必要批准、登记或备案的，公司、公司股东以及关联实体不承担任何责任。

6.	董事会应根据本方案制定《业绩股票单元关键条款及员工告知书》（ “告知书”），激励对象须签署并承诺遵守告知书方可获得业绩股票单元授予资格。

7.	激励对象根据上市地上市交易规则或任何其他适用规则、规例或法律将被或可能被禁止从事证券买卖时，公司不得向任何激励对象作出授予，而即使公司向任何该等激励对象作出授予，其亦不得接受该等授予。

8.	公司股票在联交所上市后，业绩股票单元的授予同时需遵守以下规定：

(1)	除非根据上市地上市交易规则的规定经股东大会批准，根据本方案及公司任何其他股权激励方案向激励对象授予之期权或业绩股票单元（不包括根据方案条款已失效的任何期权或业绩股票单元）于截至并包括授予日的十二个月期间内所发行或将发行予该激励对象的股份总数，不得超出公司已发行股份总数之 1%。

(2)	根据本方案向公司的董事、 首席执行官及联席首席执行官或主要股东或其各自联系人授予业绩股票单元之前，必須先取得公司的独立董事批准（任何获授业绩股票单元的独立董事不计算在內）。

(3)	如向公司的董事（不包括独立董事）、首席执行官及联席首席执行官或其任何联系人授予业绩股票单元会令有关人士获授业绩股票单元当日止 12个月内所有获授予的业绩股票单元（不包括根据方案条款已失效的业绩股票单元）下所发行及将发行的股份合计超过已发行股份的 0.1%，则该业绩股票单元的授予须按联交所上市规则所述方式经公司的股东于股东大会上批准。

(4)	如向公司的独立董事、主要股东或其任何联系人授予业绩股票单元会令有关人士获授业绩股票单元当日止的 12个月期内所有获授予的期权及业绩股票单元（不包括根据方案条款已失效的期权或业绩股票单元）下所发行及将发行的股份合计超过已发行股份的 0.1%，则该业绩股票单元的授予须按联交所上市规则所述方式经公司的股东于股东大会上批准。

(5)	如公司收回根据本方案向激励对象授予的业绩股票单元，然后向该激励对象授予新业绩股票单元：

a)	公司应根据本方案第三条第 1款所述的本方案授权限额中的未使用额度向该激励对象授予新业绩股票单元；及

b)	如该激励对象为服务提供者，除满足前述第 a）点外，公司应同时根据本方案第三条第1款所述的本方案服务提供者授权限额中的未使用额度向该激励对象授予新业绩股票单元。

计算本方案授权限额 （及本方案服务提供者授权限额）中的未使用额度时，上述已收回的业绩股票单元应视为已使用。

(6)

公司在得悉内幕消息后不得授予业绩股票单元，直至有关消息公布后之交易日为止（包括该日）；尤其是不得在以下较早日期之前一个月内授予业绩股票单元： 1) 董事会为通过公司任何年度、半年度、季度及任何其他中期业绩举行的会议日期（即公司根据联交所上市规则最先通知联交所将举行的董事会会议日期）；及 2)公司根据联交所上市规定公布年度或半年度业绩的限期，或公布季度或任何其他中期业绩的限期。 有关的限制截至公司公布业绩当日结束。公司延迟公布业绩的期间内亦不得授予业绩股票单元。

四、	业绩股票单元的解锁

1.	除非董事会另行决定，原则上每批次授予的业绩股票单元分 4年解锁。第一次解锁日为授予之日起次年的相同日期（如无对应的相同日期，则为该日期的次日），除按照本方案第四 2.条规定外，每年最高可解锁该批次业绩股票单元授予总量的 25%。

2.	根据每年业绩股票单元可解锁基数（即为该批次总授予量 /预计解锁次数），董事会根据每年公司的经营业绩、股价表现及员工的个人绩效计算实际解锁量：

(1)	董事会将每年按附表A所载列的方法(i)确定公司的股价系数（“股价系数”）及(ii)分别确定公司及各关联实体当年度的绩效系数（ “绩效系数”，与股价系数合称为“业绩股票单元生效系数”），激励对象当期业绩股票单元可解锁基数乘以业绩股票单元生效系数，即为激励对象当年度实际实际解锁量（ “当年实际解锁额度”）。

(2)	如果激励对象在最近一次的个人年度绩效排名为所在排名组的后 10%，则丧失当年度业绩股票单元解锁资格，相应的当年度可解锁业绩股票单元全部作废，公司也不予以其它任何补偿。

3.	尽管有上述规定，董事会可依其职权对于每批次业绩股票单元的解锁次数、解锁量以及特殊解锁规则做整体或个体另行规定。

五、	业绩股票单元的归属

1.	除本方案另有规定外，激励对象每一批次获授业绩股票单元的有效期为 10年，自授予日开始起算，超过有效期但尚未归属的业绩股票单元将予以作废；董事会可视需要决定是否顺延有效期。

2.	除本方案及董事会另有规定或适用法律有要求外，已解锁的业绩股票单元的可归属初始日不早于首次公开发售之后 6个月；可归属初始日距离授予日最长不超过8年，具体的可归属初始日由董事会于适当时间通知激励对象。

3.	除本方案及董事会另有规定或适用法律有要求外，对于已解锁的业绩股票单元，激励对象自可归属初始日起至有效期结束前根据公司届时确定的归属流程、方式及通知，提出归属申请，在经公司确认可归属数量、归属资质及合规条件等必要要素后，经公司届时指定的归属通道，发出归属指令予以归属。具体的归属流程及方式由公司根据实际操作情况不时修订，并由董事会或其授权董事批准后发布并生效。

4.	当激励对象所持有的业绩股票单元归属后，就该等已归属的业绩股票单元所涉及的股票而言，董事会或其指定的其他主体、委员会或其他人可要求公司或其他相关方在满足上市地上市交易规则以及监管要求后，按方案规定将所对应的股票发行或兑现收益支付予激励对象。

5.	激励对象需要支付按授予时确定的并在授予书中载明的应付价格，并承担相应税费及外汇兑换等成本，如因激励对象的原因，包括但不限于个人资金不足及相关个人外汇问题等导致无法足额支付应付价格的，相关责任及损失由激励对象自行承担。公司将根据激励对象对于公司的贡献、公司股票公允市场价值及公司的长期发展利益确定应付价格，应付价格不可低于公司股票面值。

6.	激励对象归属时，应当根据相关法律法规的规定足额纳税，如届时需由公司或关联实体代扣代缴税负的，激励对象应予以配合。

7.	业绩股票单元只能由激励对象本人及依据本方案确定的继承人持有。

8.	激励对象在公司股东名册上登记为公司股票持有人前，激励对象就本方案下的任何业绩股票单元对应的股票无任何股东权益或权利。

9.	在激励对象因其本方案下业绩股票单元归属而成为公司股东名册上的股票持有人之后，激励对象应受公司章程和其他相关文件的约束并与其他普通股股东享有同等权利（包括但不限于投票权、分红权、转让权及清算时的股东权利）。为避免疑问，除本方案另有规定外，激励对象就已归属所持有的股票无任何优于其他同等级普通股股东的权利。

10.

在适用法律允许及可操作的情形下，尽管有本方案第五条第 5款的规定，作为本方案列明的应付价格的支付方法，经董事会同意，激励对象可以通过承诺 “同时销售”来支付应付价格。换言之，激励对象不可撤销地选择出售其业绩股票单元项下至少可以支付应付价格的数额的股票（且最多为因归属而获得的全部股票），并且激励对象承诺在出售该等股票时，将应付价格的等额直接支付给公司，超过应付价格的销售收益（若适用，在并扣除相应税费及外汇兑换等成本后）应支付给激励对象。

11.	除非经过董事会同意或业绩股票单元项下的股票因激励对象死亡而由其继承人继续持有的情况外，激励对象转让业绩股票单元项下已归属的股票应在公开市场公开进行，不应以其他方式转让股票（包括但不限于激励对象内部转让）。激励对象转让该等股票还应遵循上市地上市交易规则及适用法律的规定（包括但不限于关于禁售期的规定）。

12.	业绩股票单元的归属以及基于该归属的相应股票的发行与后续转让应当遵循所有适用的法律，否则基于该归属的股票不得发行与后续转让。

13.	董事会可依其职权，对每批次业绩股票单元在可归属初始日后每年度可归属的最高比例做出整体或个体另行规定。

六、	业绩股票单元的特殊处理

1.	激励对象与所任职公司或关联实体解除或终止雇佣关系时：

(1) 无论何种原因与所任职公司或关联实体(i) 在公司首次公开发售之前以及完成首次公开发售半年内（即 2021年4月30日以前）解除雇佣关系或雇佣关系到期终止（本条第 (2)、(3)项情形除外），激励对象所持有的所有未归属的业绩股票单元（无论是否解锁）将全部作废，公司不予以任何补偿； (ii)在公司完成首次公开发售半年后（即 2021年4月30日及以后）解除雇佣关系或雇佣关系到期终止（本条第 (2)、(3)项情形除外），且无第六条第2款或第七条规定的情形的，激励对象所持有的已解锁但未归属的业绩股票单元将有 90个可归属日，未解锁的业绩股票单元即时作废；前述 “可归属日”为管理人通知该等激励对象其任何已解锁业绩股票单元可归属的任何日期；如果激励对象在该 90个可归属日不归属，则被视为主动放弃其所有业绩股票单元，且公司将无偿收回该等业绩股票单元；

(2) 如激励对象在公司服务满5年以上且达到法定退休年龄而退休，或因工伤导致丧失劳动能力而提前退休 /离职/死亡的，且无第六条第2款或第七条规定的情形的，已授予的业绩股票单元（无论是否解锁）可由激励对象或其继承人继续持有，并按本方案的规定进行解锁、归属及出售以兑现收益；

(3) 如激励对象非因工伤导致丧失劳动能力而提前退休/离职/死亡的，且无第六条第 2款或第七条规定的情形的，则所有已解锁的业绩股票单元可由激励对象或继承人继续持有，并按本方案规定进行解锁、归属及出售以兑现收益；未解锁的部分将全部作废，且公司不予以任何补偿。

2.	如激励对象于在职期间发生任何违规违纪行为，公司或董事会指定的其他主体、委员会或其他人有权根据实际情况，对该等激励对象所持有的业绩股票单元进行适当处置，包括但不限于：

(1) 若激励对象持有的业绩股票单元尚未归属，公司或董事会指定的其他主体、委员会或其他人有权全部或部分撤销激励对象所持有的业绩股票单元（无论是否解锁），且不予以任何补偿；

(2) 若激励对象持有的业绩股票单元已归属，公司或董事会指定的其他主体有权（但无义务）在任何时候一次或多次以股票公允市场价值（由董事会批准）回购激励对象因业绩股票单元归属获得的全部或部分股票或相关权利，回购股票的次数和数量由公司或董事会确定的其他主体自行决定。

3.	尽管有上述规定，董事会可依其职权对业绩股票单元的特殊处理规则做出整体或个体另行规定。

七、	竞争情况处理

1.	如激励对象发生任何竞争情形：

(1) 如该激励对象于雇佣关系存续期间以及雇佣关系解除或终止后三年内，未获得其所任职公司书面同意而发生任何竞争情形，则其持有的所有业绩股票单元（无论是否解锁）将作废，且不予以任何补偿；

(2) 若激励对象持有的业绩股票单元已归属，公司或董事会指定的其他主体有权（但无义务）在任何时候一次或多次以股票公允市场价值（由董事会批准）回购激励对象因业绩股票单元归属获得的全部或部分股票或相关权利，回购股票的次数和数量由公司或董事会确定的其他主体自行决定。

八、	相关事项

1.	除非适用法律另有规定并获得董事会同意，激励对象不得为他人代持业绩股票单元，否则激励对象所持有的全部业绩股票单元（无论是否解锁）将全部作废。

2.	本方案以及任何业绩股票单元相关信息及文件为保密信息，未经董事会事先书面同意，激励对象不得向其律师、税务师等职业顾问之外的任何第三人披露。

3.	本方案解释权属于董事会。除本方案或公司股票上市地上市规则另有规定，董事会作出的任何诠释应为最终、决定性并对所有各方具有约束力。

4.	本方案的有效期为十年。

九、	本方案的管理机构及职责

1.	董事会负责确定方案的原则、框架，并由公司股东大会最终审议批准方案。

2.

除本方案或公司股票上市地上市规则另有规定，董事会有权在任何情况下终止 /调整本方案（包括但不限于根据适用法律或公司发展需要对本方案做出修改），且有权而非义务自主确定替代方案，激励对象需无条件接受，但任何关于本方案条款的重大修订、对于联交所上市规则第 17.03条所列事 项的相关条文所作的有利于激励对象的修订或对于董事或管理人修改本方案条款的权利的修订均需同时取得公司股东大会批准方可生效。如本业绩股票单元方案被终止，激励对象在终止前已授予的业绩股票单元仍可按原授予的条件解锁及 /或归属。

3.	董事会可视乎情况将本方案实施的相关事项及部分职权授权给管理人或董事会就此目的而授权的任何委员会执行。

4.	审批通过后，本方案应由董事会或管理人或董事会就此目的而授权的任何委员会管理、执行。

5.	董事会有权根据需要决定将本方案项下的股票由董事会指定的符合资格的管理人托管或管理，有关托管或管理的具体安排由董事会决定。

6.	在本方案内，公司将保留一定数量的法定股本。该等股本的数量应当足以满足本方案的需求。

7.	若已向激励对象授予的业绩股票单元首次授予时由公司的董事会、提名及薪酬委员会、独立董事及／或股东大会（视情况而定）批准，有关 该授予的业绩股票单元的条款其后如有任何修改，均亦须经公司的董事会、提名及薪酬委员会、独立董事及／或股东大会（视乎情况而定）批准。非若有关更改是根据本方案的既有条款自动生效，则上述规定并不适用。

8.

如公司发生资本化发行、股票分拆、合并、供股或削减股本，董事会有权调整本方案项下的业绩股票单元和 /或股票的数量、价格等事项，以确保激励对象所占的股本比例 （计至最接近的一股完整股份），与其于调整前应得者相同，但任何该调整不得导致公司股份以低于面值的价格发行。发行证券作为交易代价不会视为一种须作调整的情况。除进行资本化发行所作调整外，任何其他有关调整均须由独立财务顾问或公司的审计师以书面方式向董事确认有关调整符合前述的规定。在符合公司上市地上市规则规定的情况下，董事会的决定应为最终的、有约束力。

十、	如适用法律变化或调整，董事会可以指定其他主体的业绩股票单元来替换原授予的业绩股票单元，具体方案由董事会决定 , 激励对象需无条件接受。

十一、	完整协议

本方案、授予书和告知书共同构成激励对象与公司就本方案所达成的完整协议且在完 整性上取代公司和激励对象就本方案所达成的所有先前的承诺和协议。本方案、授予书和告知书（除非该等文件中明确规定）中任何规定不得视为旨在给予激励对象与公司之外的任何人任何权利或济助。

十二、	管辖法律

本方案、授予书和告知书受中国（不包括香港特别行政区、澳门特别行政区和台湾地区）法律管辖并依其解释。如本方案、授予书和告知书中任何条款被确定为非法或不可执行，该规定应在法律允许的最大范围内执行，且其他条款应继续有效、可执行。

十三、	争议解决

所有由本方案、授予书和告知书引起或与之有关的争议应提交上海国际经济贸易仲裁委员会，根据申请仲裁时该会有效的仲裁规则仲裁解决。仲裁地点应在上海。仲裁裁决应为终局的并对双方具有约束力。

十四、	标题

本方案、授予书和告知书中使用的标题应仅为方便而设，不得视为文件的一部分或影响文件的解释。

十五、	通知

本文件下要求的或允许的任何通知应以电子或书面形式作出。如以书面形式作出，则交付至公司记录中所示地址或不时更新的地址后视为有效送达。

附表A

业绩股票单元方案

股价系数及绩效系数的计算方法

1.	除非本附表A中另有规定，本附表A中使用的术语具有《业绩股票单元方案》中所使用的同一术语的相同含义。

2.	股价系数

(a)	受下述(b)至(e)段所限，下表载列了股价系数的计算方法：

公司股价年增长率	股价系数
大于15%	1
0%至15%	0至1按线性递增

(b)	首次公开发售前公司股价增长率应按照解锁日期最近一次公司估值与上一年度同期最近一次公司估值的增长率计算；首次公开发售后公司股价增长率应按照解锁日期前 30日的平均股价较解锁日期前12个月的相应日期前 30日的平均股价的增长率计算。

(c)

在本公司完成首次公开发售前，若当年度股价增长率低于 15%，则未解锁部分可顺延至下一年度解锁时点（仅能顺延一次至当年度的次年，不可再顺延至第三年）判断可否解锁：若 (i)下一年度股价增长率高于15%，则该未解锁部分可按超额股价增长率按比例解锁；或 (ii)下一年度股价增长率低于或等于15%，则该部分未解锁业绩股票单元将全部作废。对于第四次解锁，若该年度股价增长率低于或等于 15%，未解锁部分将立即全部作废。

(d)	在本公司完成首次公开发售后，若当年度股价增长率低于 15%且(i)自本公司首次公开发售的发行价起计算，历年累计的平均复合股价增长率大于或等于 15%，则当年度未解锁部分可全额解锁；或(ii)如不符合(i)之条件但至下一年解锁时点2年期间累计的平均复合股价增长率大于或等于15%，则当年度未解锁部分可在下一年度予以全额解锁。

(e)	由于首次公开发售的时间与授予业绩股票单元的年度并不完全匹配，实际计算周期以授予年度为准，对相应的股价增长率按时间比例进行年化计算。

3.	绩效系数: 挂钩各公司整体KPI得分核算。

English translation of Amended and Restated 2019 Performance Share Unit Plan for reference purpose only

LUFAX HOLDING LTD

(a limited company incorporated in the Cayman Islands)

Amended and Restated 2019 Performance Share Unit Plan

I.	Definitions and Interpretations

Unless otherwise stated, the terms or abbreviations used herein shall have the following meaning:

Shareholders’ Meeting	means the shareholders’ meetings held by the Company in accordance with its articles of association, as amended or supplemented from time to time, and Applicable Laws (including HKSE Listing Rules)

Board	means the board of Directors of the Company

Director	means the director of the Company

Administrator	means the Board or any Director, committee or any other person designated by the Board for the purpose of administration and implementation of this Plan

HKSE	means the Stock Exchange of Hong Kong Limited

HKSE Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Associate(s)	shall have the meaning ascribed to it in the HKSE Listing Rules

NYSE	means the New York Stock Exchange

Initial Public Offering	means the initial public offering and listing of the Shares of the Company on the NYSE on October 30, 2020

Share	means (i) the Class A ordinary share of the Company prior to the Initial Public Offering; or (ii) the ordinary share of the Company with a par value of US$0.00001 per share after the Initial Public Offering

Performance Share Unit (“PSU”)	means the right granted to a Participant to acquire a certain number of Shares of the Company over a certain period subject to achievement of the predetermined target by such Participant

Employment Relationship	means the labor or employment relationship with the Company and the applicable Related Entity

Officer	means Chief Executive Officer, general manager, deputy general manager, assistant general manager, financial principal, and any other person determined in accordance with the relevant articles of association and by the Board from time to time

Fair Market Value of Shares	means, as of any date, the value of Shares determined as follows: (i) if there is any public market for the Shares, the closing price per Share quoted on the exchange determined by the Board as the principal market of the Shares on the last trading day immediately prior to the day of determination (or if no closing price is reported on such day, the closing price on the last trading day on which such closing price is reported) or (ii) if there is no public market of the Shares as referred in clause (i), the value determined by the Board in good faith on the basis of the following factor: value per Share appraised by a qualified appraiser approved by the Board or the Administrator

Related Entity	means any entity directly or indirectly controlling the Company, controlled by the Company directly or indirectly through shares or agreements, or directly or indirectly under common control with the Company

Service Provider	means any person who provides services to the Company on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Company

Participant	means any of the Company’s Directors, Officers, Employees and Service Providers who is eligible to participate in the Plan in accordance with the terms provided herein

Competition Event	a Competition Event occurs if any Participant (i) becomes shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entity; or (ii) engages in any act that may bring competitive advantages to such competitor

Company	means Lufax Holding Ltd (formerly known as Wincon Investment Company Limited), a company incorporated and validly existing under the laws of the Cayman Islands

Shareholder of the Company	means existing shareholder of the Company, excluding any potential investor of the Company or any Participant who is included in the register of the Company pursuant to any share incentive plan of the Company (including this Plan)

This Plan	means this Performance Share Unit Plan

Grant Notice	means the notice given to the eligible Participants to grant a certain number of PSUs to such Participants

Disability	means the inability of any Participant to perform his/her duties due to work-related or non-work-related disability or illness as provided under laws and regulations then in effect, and evidenced by conclusion issued by the competent authority based on applicable legal standards

Grant	means the act of granting PSU to the Participant under this Plan

Grant Date	means the date on which PSU is granted to the Participant

Unlock	means an act of administration through which a certain number of PSUs that are non-vestable become vestable within the agreed timeframe in consideration of the Company’s performance, share price increase and achievement of the Participant

Applicable Laws	means requirements of any applicable laws related to the Shares, requirements of any applicable laws related to the administration of the share incentive plan, rules of any relevant stock exchange and national market mechanism, and laws and regulations of any jurisdiction that are applicable to the grant of PSU to residents residing in any jurisdiction

Employee	means any person who maintains Employment Relationship with the Company or its Related Entity

Vest	means vesting of the PSU under this Plan, after which the Shares issued upon such vesting will be registered directly or indirectly in the name of the applicable Participant at discretion of the Company subject to Applicable Laws

Initial Date of Vesting	means the date on which PSU commences vesting pursuant to this Plan and any other provisions regarding the Vest approved by the Board or Administrator

Term	means the period of time commencing from the date on which PSU is granted to the Participant and ending on the date on which such PSU lapses

II.	General Provisions

1.

This Plan, prepared by the Board, is to be implemented by the Administrator as authorized by the Board to attract and retain talents, promote long-term sustainable development of the Company and its Related Entities, provide maximum value to the Company’s shareholders, and achieve common benefit for shareholders, the Company and Employees.

2.

Eligible Participants will be granted a certain number of PSUs which are unlockable and vestable by the Participant subject to certain conditions and time requirements, and then cashable by sale of such vested PSUs at the discretion of such Participant.

III.	Grant of PSU

1.

The maximum aggregate number of Shares that may be issued under this Plan shall be 15,000,000 Shares (“Mandate Limit of this Plan”), among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 3,000,000 Shares (“Service Provider Mandate Limit of this Plan”). The maximum aggregate number of Shares issuable by exercise of Options or PSUs under this Plan and any other equity incentive plan of the Company shall be 45,644,803 Shares, representing 3.98% of the issued share capital of the Company as of the date on which this Plan is approved, among which the maximum aggregate number of Shares that may be granted to Service Providers shall be 15,000,000 Shares.

2.	The Board shall review and decide whether or not to grant PSUs each year based on the need of business development.

3.

The scope of the grantees, Participants, and amount of PSU granted hereunder shall be determined by the Board or the Administrator based on the position and performance of the Participants. Service Providers shall include those who provide consultancy service and business cooperation service to the Company; the Board shall determine the eligibility of Service Providers to participate in the Plan based on the nature and term of their service and the long-term interests of the Company.

4.

Unless otherwise provided by Applicable Laws and agreed by the Board, the Participant shall not pledge, transfer or dispose of the PSUs in any other way during the Term, and failure to do so shall make all of the unvested PSUs held by such Participant (unlocked or not) lapse or be forfeited upon such disposal. Without affecting the forgoing, this Plan shall be binding on the successor or assignee of any Participant.

5.

The granting, unlocking, vesting and any other matter regarding the PSU shall comply with this Plan, relevant resolutions adopted by the Board and provisions of Applicable Laws. The Company, Shareholders of the Company and Related Entities shall not be held liable for failure to obtain the necessary approval, registration or filing for grant, unlocking, vesting and any other matter regarding the PSU from any competent regulator, other than due to intentional or gross negligence on the part of the Company, Shareholders of the Company or Related Entities.

6.

The Board shall prepare the Key Terms of Performance Share Unit and the Notice to Employees (the “Notice Letter”), and no Participant shall be eligible to be granted any PSU unless such Participant signs and undertakes to comply with the Notice Letter.

7.

If any Participant is or could be prohibited from trading securities under the listing and trading rules of the jurisdiction where the Company is listed or any other applicable rules, regulations or laws, the Company shall not make any grant to such Participant, and such Participant shall not accept any grant even if such grant is made by the Company.

8.	After the Shares of the Company are listed on the HKSE, the Grant shall also comply to the following provisions：

(1)

Where any grant of Options or PSUs to a Participant would result in the Shares issued and to be issued in respect of all Options or PSUs granted to such person (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) in the 12-month period up to and including the Grant Date representing in aggregate over 1% of the total Shares in issue, such Grant must be separately approved by Shareholders’ Meeting in accordance with the listing and trading rules of the jurisdiction where the Company is listed.

(2)

Any Grant to a Director, Chief Executive Officer, Co-Chief Executive Officer or substantial shareholder of the Company, or any of their respective Associates, under a scheme of the Company must be approved by the independent non-executive directors of the Company (excluding any independent director who is the grantee of the PSUs).

(3)

Where any Grant to a Director (other than an independent director), Chief Executive Officer or Co-Chief Executive Officer of the Company, or any of their Associates would result in the shares issued and to be issued in respect of all PSUs granted (excluding any PSUs lapsed in accordance with the terms of this Plan) to such person in the 12-month period up to and including the Grant Date, representing in aggregate over 0.1% of the total Shares in issue, such further Grant must be approved by the Shareholders’ Meeting in the manner set out in the HKSE Listing Rules.

(4)

Where any Grant to an independent director or a substantial shareholder of the Company, or any of their respective Associates, would result in the Shares issued and to be issued in respect of all Options and PSUs granted (excluding any Options and PSUs lapsed in accordance with the terms of this Plan or any other share incentive plans of the Company) to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total Shares in issue, such further grant of Options or PSUs must be approved by the Shareholders’ Meeting in the manner set out in the HKSE Listing Rules.

(5)	Where the Company cancels any PSU granted to a Participant under this Plan and makes a new Grant to the same Participant under this Plan:

a)	Such new Grant may only be made within the available Mandate Limit of this Plan set forth in Section 3.1 hereof; and

b)

If such Participant is a Service Provider, subject to compliance with Section 9(5)(a) above, the Company shall grant new PSU to such Participant within the available Service Provider Mandate Limit of this Plan as set forth in Section 3.1 hereof.

The PSUs cancelled will be regarded as utilized for the purpose of calculating the available Mandate Limit of this Plan (and the Service Provider Mandate Limit of this Plan).

(6)

No PSU shall be granted by the Company upon its knowledge of any insider information until and including the trading date after announcement of such information; specifically, no PSU shall be granted within one month prior to the earlier of the following: 1) The date of meeting of the Board to adopt any annual, semi-annual, quarterly and any other interim performance of the Company (which is the date of such meeting firstly notified by the Company to the HKSE under the HKSE Listing Rules); and 2) Any period of time required for the announcement of annual, semi-annual, quarterly or any other interim performance by the Company under the HKSE Listing Rules. Any timing restriction shall end on the date of the announcement of the Company’s performance. No PSU shall be granted during any delay of announcement of Company’s performance.

IV.	Unlocking of PSU

1.

Unless otherwise determined by the Board, the PSU granted hereunder in each installment shall be unlocked over a period of 4 years, with the first unlocking date being the first anniversary of the applicable Grant Date (or the next day if there is no such anniversary). Unless otherwise provided under Section 4(2), the maximum amount of PSUs that are unlockable in each year shall be 25% of the total PSUs granted in such installment.

2.

The Board shall calculate the number of unlockable PSUs with consideration of the performance of the Company and Participants based on the number of annual unlockable PSUs (which is equal to the total PSUs granted in the applicable installment divided expected times of unlocking):

(1)

The Board will apply the method set forth under Schedule A attached hereto to determine each year (i) the Company’s stock price ratio (the “Stock Price Coefficient”) and (ii) the performance ratio of the Company and each Related Entity for such year (the “Performance Ratio”; collectively with the “Stock Price Ratio”, the “PSU Effective Ratio”). The annual amount of PSUs actually unlocked for any Participant shall be the annual amount of PSUs unlockable for such Participant multiplied by the applicable PSU Effective Ratio (the “Annual Unlocked Amount”).

(2)

Any participant whose performance is among the bottom 10% in the latest annual performance review shall be disqualified from unlocking his/her PSU for the applicable year, and his/her unlockable PSU for such year shall be forfeited without any compensation from the Company.

3.	Notwithstanding the foregoing, the Board may within its authority separately provide for the frequency, amount and special rules of the unlocking of each installment of PSUs in whole or individually.

V.	Vesting of PSU

1.

Unless otherwise provided in this Plan, the Term of each installment of PSU granted hereunder shall be 10 years from the Grant Date, and the PSUs that are not vested during the Term shall be forfeited. The Board shall have the discretion to extend the Term if necessary.

2.

Unless otherwise specified under the Plan and the Board, or required by Applicable Laws, the Initial Date of Vesting for unlocked PSUs shall be duly notified to the Participants by the Board, provided that such date shall be no earlier than 6 months after the date of the Initial Public Offering or later than 8 years after the Grant Date.

3.

Unless otherwise specified under this Plan and by the Board, or required by Applicable Laws, the Participant shall, from the Initial Date of Vesting to the end of the Term, make a vesting application in accordance with the vesting process, method and notice determined by the Company at the time, and after the necessary elements such as the vestable number, vesting qualification and compliance conditions are confirmed by the Company, it shall be vested in accordance with a vesting instruction duly delivered by or on behalf of the Company. The specific vesting procedures and methods may be amended by the Company from time to time based on circumstances with effect upon approval by the Board or its authorized director.

4.

The Board or any other entity, committee or person designated by the Board may require the Company or any other person to, subject to compliance with applicable listing rules and regulatory requirements, issue Shares or pay proceeds in lieu of such Share issuance to any Participant for the vested PSUs held by such Participant under this Plan.

5.

The Participant shall pay for PSU at the price determined at the time of grant and stated in the PSU Grant Notice, and shall bear corresponding taxes, foreign exchange and other costs. If, for any reason attributable to the Participant, including but not limited to insufficient funding and foreign exchange issue, the Participant fails to pay for the PSU in full, such Participant shall bear the liabilities and losses arising therefrom. The price payable by the Participant shall be determined by the Company taking into account the contribution of such Participant to the Company, the fair market value of the company’s Shares and the long-term development of the Company, provided that such price shall be no lower than the par value of the Company’s Share.

6.

When vesting PSU, the Participant shall pay taxes in full in accordance with Applicable Laws and regulations. If the Company or any of the Related Entities is required to withhold any tax, the Participant shall cooperate with the Company or the applicable Related Entities.

7.	PSU may only be held by the Participant and his/her successor determined hereunder.

8.

No Participant shall be entitled to any shareholder’ rights or interests attached to any Share issuable upon his/her vesting of the underlying PSU until and unless such Participant is duly registered in the register of shareholders of the Company,.

9.

After a Participant is duly registered as a shareholder of the Company after vesting his/her PSU hereunder, such Participant shall be bound by the articles of association and other relevant documents of the Company and shall rank pari passu with other holders of ordinary shares of the Company (including but not limited to voting right, dividend right, transfer right and shareholders’ rights upon liquidation). For the avoidance of any doubt, unless otherwise provided hereunder, the Participant shall not be entitled to any right preferable to any other holder of ordinary shares of the same class.

10.

To the extent permitted by the Applicable Laws and that it is feasible, notwithstanding Section 5(5) hereunder, as an alternative method for payment of the price payable under this Plan, subject to the consent of the Board, the Participant may pay the price payable by way of commitment of simultaneous sale, whereby the Participant will irrevocably sell up to all of the Shares that can be acquired by such Participant from vesting his/her PSUs to pay the price payable hereunder directly to the Company, and any excessive amount from such sale proceeds over the price payable hereunder shall be paid to the Participant (if applicable and after deducting applicable taxes, levies and foreign exchange costs).

11.

Unless otherwise approved by the Board or the Shares issued from vesting PSU hereunder are held by the successor of the Participant due to his/her death, no transfer (including but not limited to transfer among Participants) of any Share acquired upon vesting PSU hereunder by the Participant shall be made unless by transaction in public market. Any such transfer by the Participant shall also be in compliance with applicable exchange rules and Applicable Laws (including but not limited to lock-up requirements).

12.

The vesting of PSU, issuance and transfer of the Shares issuable upon such vesting shall comply with all the Applicable Laws, and failure to do so shall make the Shares issuable upon such vesting un-issuable and un-transferrable.

13.	The Board may within its authority separately provide for the maximum number of PSUs that is vestable each year after the Initial Date of Vesting, either as a whole or individually.

VI.	Special Treatment of PSU

1.	If a Participant terminates or ends his/her Employment Relationship with the Company or the applicable Related Entities:

(1)	if the Employment Relationship is terminated or expires for any reason

a)

prior to the Initial Public Offering and within six months following the Initial Public Offering (i.e. before April 30, 2021) (except for the circumstances described under Sections 6(2) and 6(3)), all PSUs held by such Participant (whether unlocked or not) shall be forfeited without any compensation from the Company; or

b)

after six months following the Initial Public Offering (i.e. on or after April 30, 2021) (except for the circumstances described under Sections 6(2) and 6(3)), and there is no circumstance set forth under Section 6(2) or Article VII, the Participant shall have 90 vestable days for all unlocked but unvested PSUs held by such Participant, and any locked PSUs shall be forfeited immediately; the foregoing “vestable day” means any date on which the Administrator notifies the Participant that any of his/her unlocked PSUs become vestable; if the PSUs are not vested within such 90 vestable days, the Participant shall be deemed to have surrendered all of his/her PSUs for forfeiture by the Company without compensation.

(2)

if any Participant retires at mandatory retirement age after more than 5 years of service in the Company, or if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any PSU granted to such Participant (whether unlocked or not) may be continuingly held by such Participant or his/her successor, and will be unlockable, vestable, and sellable for proceeds by such Participant or his/her successor pursuant to this Plan.

(3)

if any Participant retires, ends his/her employment or dies due to Disability resulting from work-related injury without circumstances described under Section 6(2) or Article VII, any unlocked PSU of such Participant may be continuingly held by such Participant or his/her successor and will be unlockable, vestable and sellable for proceeds by such Participant or his/her successor pursuant to this Plan; and any unlocked PSUs of such Participant shall be forfeited by the Company without compensation.

2.

In case of any breaching act of by any Participant during his/her employment, the Company or any other entity, committee or person designated by the Board shall have the right to properly dispose of the PSUs held by such Participant based on the circumstances, including but not limited to:

(1)

if the PSUs of such Participant have not been vested, the Company or any other entity, committee or person designated by the Board shall have the right to forfeit all or any part of such PSUs (whether unlocked or not) without any compensation.

(2)

if the PSUs of such Participant have been vested, the Company or any other entity, committee or person designated by the Board shall have the right (but no obligation) to repurchase all or any part of the Shares or rights relating thereto acquired by such Participant upon vesting of such PSUs for one or more than one times at a price equal to the Fair Market Value of the Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board.

(3)	Notwithstanding the foregoing, the Board may within its authority provide separately for the specific treatment rules of the PSUs in whole or separately.

VII.	Competition Event

1.	Upon engagement in any Competition Event by any Participant:

(1)

All PSUs (whether unlocked or not) held by such Participant shall be forfeited without any compensation if his/her engagement in the Competition Event occurs prior to termination or expiry of his/her the employment or within 3 years thereafter without written consent of the Company.

(2)

If his/her PSUs have been vested, the Company or any other entity determined by the Board shall have the right (but no obligation) to repurchase the Shares acquired by such Participant from vesting of his/her PSU for one or more than one times at a price equal to the Fair Market Value of the Shares (approved by the Board), and the frequency and amount of such repurchase shall be determined by the Company or any other entity determined by the Board .

VIII.	Other Matters

1.

Unless otherwise required by Applicable Laws and with the consent of the Board, no Participant shall hold any PSU on behalf of any other person, and failure to do so shall make all the PSUs held by such Participant (whether unlocked or not) forfeited.

2.

This Plan and any information and documents relating to the PSU shall be confidential and may not be disclosed by any Participant to any third party (other than legal and tax advisors of such Participant) without the prior written consent of the Board.

3.

The Board is entitled to interpret this Plan. Unless otherwise provided herein or under the listing rules of the exchange where the Company’s Shares are listed, any interpretation made by the Board shall be final, conclusive and binding on all parties.

4.	The Term of this Plan is ten years.

IX.	Administrator and its Duties

1.	The Board is responsible to define principles and framework of this Plan, which shall be finalized upon consideration and approval at the Shareholders’ Meeting.

2.

Unless otherwise provided under this Plan or the listing rules of the exchange where the Company’s shares are listed, the Board shall have the right to terminate or adjust this Plan (including and not limited to amending this Plan as required by Applicable Laws or for the development of the Company), and shall have the right, but no obligation, to determine an alternative plan at its sole discretion for unconditional acceptance by the Participant; provided, however, that any material amendment to the terms of this Plan, or any amendment to the provisions relating to the matters set forth in Section 17.03 of the HKSE Listing Rules in favor of the Participants, or any amendment to the right of the Directors or the Administrator to amend the terms of this Plan shall not be effective without approval from the Shareholders’ Meeting. If this Plan is terminated, the PSUs granted to the Participants prior to such termination will continue to be unlockable and/or vestable pursuant to the original granting terms.

3.	The Board may at its discretion authorize the Administrator or any committee designated by the Board with certain powers to transact any business relating to this Plan.

4.	Subject to its approval, this Plan shall be administered and implemented by the Board or the Administrator or any committee duly authorized by the Board.

5.

The Board has the right to cause the Shares to be under escrow and administration by qualified Administrator appointed by the Board, and the arrangement relating to such escrow or administration shall be decided by the Board.

6.	During the Term of this Plan, the Company shall reserve authorized share capital at an amount sufficient to satisfy applicable requirements under this Plan.

7.

If the initial grant of any PSU to any Participant is approved by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be), any subsequent amendment to the terms of such grant shall be also subject to the approval by the Board, the nomination and remuneration committee of the Board, the independent Directors and/or the Shareholders’ Meeting (as the case may be). The foregoing shall not apply to any amendment which does not become effective automatically hereunder.

8.

In the event of any capitalization issue , sub-division or consolidation of Shares, rights issue or reduction of share capital of the Company, the Board shall have the right to adjust the number and price of the PSUs and/or Shares under this Plan to ensure that each Participant receive the same percentage of share capital (rounded to the nearest whole share) as they were entitled immediately prior to such adjustment, provided that no such adjustments may be made to the extent that a Share would be issued at less than its par value. The issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment. In respect of any such adjustments, other than any made on a capitalization issue, an independent financial adviser or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the aforesaid provisions. Subject to the listing rules and laws of the jurisdiction where the Shares of the Company are listed, the Board’s decision shall be final and binding.

X.

In the event of any change or adjustment to the Applicable Laws, the Board may replace any granted PSU with the PSU of any other entity determined by the Board at its discretion for unconditional acceptance by the applicable Participant.

XI.	Entire Agreement

This Plan, the PSU Grant Notice and the Notice Letter shall together constitute entire agreements between the Participants and the Company with respect to this Plan and supersede all prior undertakings and agreements between the Company and the Participants with respect to this Plan in their entirety. Nothing in this Plan, the PSU Grant Notice and the Notice Letter (unless otherwise expressly provided therein) shall be deemed to be intended to grant any rights or remedies to any person other than the Participants and the Company.

XII.	Governing Law

This Plan, the PSU Grant Notice and the Notice Letter shall be governed by and construed in accordance with the laws of the People’s Republic of China (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan). If any provision of this Plan, the PSU Grant Notice and the Notice Letter is held invalid or unenforceable, such provision shall be enforced to the fullest extent permitted by law, and the remaining provisions hereof and thereof shall continue to be valid and enforceable.

XIII.	Dispute Resolution

Any dispute arising from or in connection with this Plan, the PSU Grant Notice and the Notice Letter shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time of submission. The arbitration place shall be Shanghai. The arbitral award shall be final and binding upon all of the Parties.

XIV.	Headings

The headings used in this Plan, the PSU Grant Notice and the Notice Letter shall be for convenience only and not be deemed to be part or affect interpretation of this Plan, the PSU Grant Notice and the Notice Letter.

XV.	Notice

Any notice required or permitted hereunder shall be made electronically or in writing and, if in writing, be duly given upon delivery to the address of record of the Company or its update from time to time.

Schedule A

Performance Share Unit Plan

Calculation of Stock Price Ratio and Performance Ratio

1.	Unless otherwise provided under this Schedule A, the term used herein shall have the same meanings ascribed to it in the Performance Share Unit Plan.

2.	Stock Price Ratio

(a)	Subject to Sections 2(b) to 2(e) below, the Stock Price Ratio shall be calculated as follows：

Percentage of Annual Increase of the Company’s Stock Price	Stock Price Ratio
>15%	1
0%-15%	linear increment from 0 to 1

(b)

The percentage of increase of the Company’s stock price prior to the Initial Public Offering shall be calculated based on the percentage of increase of the most recent valuation of the Company as of the unlocking date over the same period of the last year, and such percentage of increase after the Initial Public Offering shall be calculated based on the percentage of increase of the average stock price during the 30 days prior to the unlocking date over the same period of the last year.

(c)

Prior to the Initial Public Offering, if the increase of the Company’s stock price for the applicable year is less than 15%, the portion of the PSUs which are not unlocked in such year may be transferred to next year (but not to any year thereafter) and (i) will be unlockable if the increase of stock price for such next year is more than 15%, or (ii) will be forfeited if the increase of stock price for such next year is less than 15%. All of the PSUs which remain locked in 4th vesting year shall be forfeited if the increase of the stock price of the Company for such year is less than or equal to 15%,

(d)

After the Initial Public Offering, if the increase of the Company’s stock price for the applicable year is less than 15% and (i) the compound annual increase of the Company’s stock price since the Initial Public Offering is on average greater than or equal to 15%, all of the PSUs which remain locked in such year will be unlockable, or (ii) if the conditions under Item (i) above are not satisfied but the compound annual increase of the Company’s stock price during the two years ending upon the time of unlocking scheduled for the next year is greater than or equal to 15%, all of the PSUs which remain locked in such year will be unlockable in such next year.

(e)

As the Initial Public Offering and grant of PSU do not occur in the same year, any calculation hereinabove shall be based on the year of grant of PSU, and the percentage of increase of the Company’s stock price shall be proportionately calculated on annualized base.

3.	Performance Ratio shall be calculated based on overall KPI score of the Company.

Appendix IV

Explanatory Statement

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document.

Lufax Holding Ltd

(incorporated in the Cayman Islands with limited liability)

EXPLANATORY STATEMENT

This is an explanatory statement given to the current shareholders of Lufax Holding Ltd (the “Company”) relating to a resolution to grant to the directors of the Company (the “Directors”) a general mandate to repurchase its own shares (the “Repurchase Mandate”) proposed to be passed by the current shareholders in connection with the proposed listing (the “Listing”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) of an aggregate of up to 10% of the total number of issued and outstanding ordinary shares of the Company (the “Share”, and each a “Share”) immediately following the Listing, which is conditional upon the Listing.

This explanatory statement contains all the information required to be given to the current shareholders of the Company (the “Shareholders”) pursuant to Rule 10.06(1)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) concerning the repurchase by the Company of its own Shares, to enable the Shareholders to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the extraordinary general meeting in relation to the granting of the Repurchase Mandate.

(1)

The exercise in full of the Repurchase Mandate, on the basis of 1,146,018,927 Shares currently in issue and outstanding and assuming that there is no further change to the Company’s issued and outstanding share capital up to the date of Listing, could accordingly result in 114,601,892 Shares being repurchased by the Company during the period prior to the earliest occurrence of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company’s articles of association or any applicable laws of the Cayman Islands to be held; or (iii) the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders in general meeting of the Company.

(2)

The total number of Shares which the Company is authorised to repurchase represents up to a maximum of 10% of the existing issued and outstanding share capital. The Shares proposed to be purchased by Company must be fully-paid up.

(3)

The Company may not make or announce a proposed issue of Shares for a period of 30 days immediately following a repurchase of Shares, whether on the Hong Kong Stock Exchange or otherwise (other than an issue of securities pursuant to an exercise of warrants, share options or other similar instruments requiring the Company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Hong Kong Stock Exchange. The Hong Kong Listing Rules also prohibit the Company from making repurchases of the Shares on the Hong Kong Stock Exchange if the repurchase would result in the number of the Company’s listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage for the Company.

(4)

The Company shall not purchase the Shares on the Hong Kong Stock Exchange if the purchase price is higher by 5% or more than the average closing market price for the five preceding trading days on which the Shares were traded on the Hong Kong Stock Exchange.

(5)

The Hong Kong Listing Rules further prohibit the Company from purchasing the Shares on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange prevailing from time to time.

(6)

The Company shall not knowingly purchase any Shares from a core connected person (as defined under the Hong Kong Listing Rules) and a core connected person shall not knowingly sell any Shares to the Company, on the Hong Kong Stock Exchange. No core connected person of the Company has notified the Company that he or she has a present intention to sell any Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is exercised.

(7)

The Company shall procure that any broker appointed by it to effect the purchase of its Shares shall disclose to the Hong Kong Stock Exchange such information with respect to purchases made on behalf of the Company as the Hong Kong Stock Exchange may request.

(8)

The Company shall not purchase the Shares on the Hong Kong Stock Exchange at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of one month immediately preceding the earlier of: (i) the date of the board meeting (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules) for the approval of the Company’s results for any year, half year, quarterly or any other interim period (whether or not required under the Hong Kong Listing Rules); and (ii) the deadline for the Company to announce its results for any year or half-year under the Hong Kong Listing Rules, or quarterly or any other interim period (whether or not required under the Hong Kong Listing Rules), and ending on the date of the results announcement, the Company may not purchase the Shares on the Hong Kong Stock Exchange, unless the circumstances are exceptional.

(9)

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have general authority from the Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and / or earnings per Share and will only be made where the Directors believe that such repurchases will benefit the Company and the Shareholders.

(10)

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with the memorandum and articles of association of the Company, the Hong Kong Listing Rules and the applicable laws and regulations of the Cayman Islands.

(11)

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital or the gearing position of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

(12)

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their respective close associates (as defined under the Hong Kong Listing Rules), have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

(13)

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws and regulations of the Cayman Islands.

(14)

If, as a result of a repurchase of Shares, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning of the Takeovers Code), depending on the level of increase in the Shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code as a result of a repurchase of Shares made immediately after the Listing. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a consequence of any repurchases made pursuant to the Repurchase Mandate immediately after the Listing.

(15)

No repurchase of Shares has been made by the Company on the Hong Kong Stock Exchange for the six months prior to the date of this explanatory statement as the Company has not been listed on the Hong Kong Stock Exchange.

(16)	Rule 10.06(1)(b)(x) of the Hong Kong Listing Rules is not applicable.

General

The Hong Kong Listing Rules provide that the listing of all repurchased securities (whether on the Hong Kong Stock Exchange or otherwise) shall be automatically cancelled upon repurchase and the certificates of such repurchased securities must be cancelled and destroyed as soon as reasonably practicable following settlement of any such repurchase.

Under the Hong Kong Listing Rules, repurchases of Shares whether on the Hong Kong Stock Exchange or otherwise must be reported to the Hong Kong Stock Exchange not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the Company makes a repurchase of Shares. The report must state the total number of Shares purchased the previous day, the purchase price per Share or the highest and lowest prices paid for such purchases. In addition, the Company shall include in its annual report and accounts details regarding repurchases of Shares made during the financial year under review, including a monthly analysis of the number of Shares repurchased, the purchase price per Share or the highest and lowest price paid for all such repurchases (where relevant) and the aggregate price paid for such repurchases.